UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

March 2024

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐    No ☒

Interim Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Santiago, Chile

March 31, 2024 and December 31, 2023

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Interim Consolidated Financial Statements at March 31, 2024 (non-audited) and December 31, 2023

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Financial Statements

I.	Interim Consolidated Statements of Financial Position at March 31, 2024 (non-audited) and December 31, 2023	1

II.	Interim Consolidated Statements of Income by Function (non-audited)	3

III.	Interim Consolidated Statements of Comprehensive (Loss) Income (non-audited)	4

IV.	Interim Consolidated Statements of Changes in Equity (non-audited)	5

V.	Interim Consolidated Statements of Direct Cash Flows (non-audited)	6

VI.	Notes to the Interim Consolidated Financial Statements	7

Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

March 31, 2024 (non-audited) and December 31, 2023

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

as of March 31, 2024 and December 31, 2023

ASSETS	NOTE	03.31.2024	12.31.2023
		ThCh$	ThCh$
Current assets:

Cash and cash equivalents	4	301,523,107	303,683,683
Other financial assets	5	69,265,420	67,285,793
Other non-financial assets	6	33,042,335	19,311,851
Trade and other accounts receivable, net	7	265,777,716	298,892,164
Accounts receivable from related companies	12.1	11,643,869	16,161,318
Inventory	8	257,453,254	233,053,160
Current tax assets	9	47,561,280	43,383,058
Total Current Assets		986,266,981	981,771,027

Non-Current Assets:
Other financial assets	5	94,039,657	93,316,339
Other non-financial assets	6	63,587,540	59,412,482
Trade and other receivables	7	364,674	371,401
Accounts receivable from related parties	12.1	108,021	108,021
Investments accounted for under the equity method	14	95,615,269	91,799,267
Intangible assets other than goodwill	15	733,981,496	695,926,565
Goodwill	16	149,811,813	122,103,802
Property, plant and equipment	11	995,415,064	872,388,811
Deferred tax assets	10.2	4,665,239	4,323,174
Total Non-Current Assets		2,137,588,773	1,939,749,862

Total Assets		3,123,855,754	2,921,520,889

The accompanying notes 1 to 33 form an integral part of these Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

as of March 31, 2024 and December 31, 2023

LIABILITIES AND EQUITY	NOTE	03.31.2024	12.31.2023
		ThCh$	ThCh$
LIABILITIES
Current Liabilities
Other financial liabilities	17	54,171,506	52,997,001
Trade and other accounts payable	18	373,882,452	428,911,984
Accounts payable to related parties	12.2	109,126,257	96,045,624
Other provisions	19	1,721,974	1,314,106
Tax liabilities	9	27,295,986	13,411,621
Employee benefits current provisions	13	40,311,545	57,817,800
Other non-financial liabilities	20	9,557,963	42,373,160
Total Current Liabilities		616,067,683	692,871,296

Other financial liabilities	17	1,056,481,568	1,044,325,833
Trade accounts and other accounts payable	18	2,348,968	2,392,555
Accounts payable to related companies	12.2	6,495,932	6,007,041
Other provisions	19	59,995,016	53,487,790
Deferred tax liabilities	10.2	205,826,908	180,470,219
Employee benefits non-current provisions	13	17,807,230	18,473,946
Other non-financial liabilities	20	3,045,756	2,506,795
Total Non-current liabilities		1,352,001,378	1,307,664,179

EQUITY	21
Issued capital		270,737,574	270,737,574
Retained earnings		927,373,151	769,311,795
Other reserves		(78,205,934)	(153,758,842)
Equity attributable to owners of the parent		1,119,904,791	886,290,527
Non-controlling interests		35,881,902	34,694,887
Total Equity		1,155,786,693	920,985,414
Total Liabilities and Equity		3,123,855,754	2,921,520,889

The accompanying notes 1 to 33 form an integral part of these Consolidated Financial Statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Income by Function

For the periods ended March 31, 2024 and 2023

		01.01.2024	01.01.2023
	NOTE	03.31.2024	03.31.2023
		ThCh$	ThCh$
Net sales		804,637,260	701,855,634
Cost of sales	8 - 25	(477,740,664)	(425,264,069)
Gross Profit		326,896,596	276,591,565
Other income	26	357,085	190,276
Distribution expenses	25	(68,188,266)	(66,289,316)
Administrative expenses	25	(134,113,135)	(111,965,896)
Other expenses	27	(9,341,869)	(4,571,061)
Other (loss) gains	29	-	(18)
Financial income	28	3,958,790	11,628,985
Financial expenses	28	(15,561,409)	(13,916,563)
Share of profit (loss) of investments in associates and joint ventures accounted for using the equity method	14.3	1,175,694	1,070,261
Foreign exchange differences	30	(307,481)	(4,502,971)
Income by indexation units		6,713,788	(7,132,239)
Net income before income taxes		111,589,793	81,103,023
Income tax expense	10.1	(40,263,886)	(36,005,560)
Net income		71,325,907	45,097,463

Net income attributable to
Owners of the controller		70,813,802	43,338,721
Non-controlling interests		512,105	1,758,742
Net income		71,325,907	45,097,463

Earnings per Share, basic and diluted		$	$
Earnings per Series A Share	21.5	71.25	43.60
Earnings per Series B Share	21.5	78.37	47.97

The accompanying notes 1 to 33 form an integral part of these Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the periods ended March 31, 2024 and 2023

	01.01.2024	01.01.2023
	03.31.2024	03.31.2023
	ThCh$	ThCh$
Other Comprehensive Income
Net income	71,325,907	45,097,463
Components of other comprehensive income that will not be reclassified to net income for the period, before taxes
Actuarial Gains (losses) from defined benefit plans	414,735	1,271,588
Components of other comprehensive income that will be reclassified to net income for the period, before taxes
Gain (losses) from exchange rate translation differences	100,537,015	(125,750,223)
Gain (losses) from cash flow hedges	2,278,650	75,198,217
Income tax related to components of other comprehensive income that will not be reclassified to net income for the period
Income tax benefit related to defined benefit plans	(111,978)	(343,329)

Income tax related to components of other comprehensive income that will be reclassified to net income for the period
Income tax related to exchange rate translation differences	(26,255,469)	39,213,584
Income tax related to cash flow hedges	(650,742)	(20,173,542)
Other comprehensive income, total	76,212,211	(30,583,705)
Total comprehensive income	147,538,118	14,513,758
Total comprehensive income attributable to:
Equity holders of the controller	146,366,710	13,044,892
Non-controlling interests	1,171,408	1,468,866
Total comprehensive income	147,538,118	14,513,758

The accompanying notes 1 to 33 form an integral part of these Consolidated Financial Statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the periods ended March 31, 2024 and 2023

		Other reserves
	Issued capital	Reserves for exchange rate differences	Cashflow hedge reserve	Actuarial gains or losses in employee benefits	Other reserves	Total Other reserves	Retained earnings	Controlling equity	Non-controlling interests	Total equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance 01.01.2024	270,737,574	(556,832,899)	(24,064,386)	(6,013,183)	433,151,626	(153,758,842)	769,311,795	886,290,527	34,694,887	920,985,414
Changes in equity
Comprehensive income
Earnings	-	-	-	-	-	-	70,813,802	70,813,802	512,105	71.325.907
Other comprehensive income	-	73,623,840	1,626,074	302,994		75,552,908		75,552,908	659,303	76.212.211
Comprehensive income	-	73,623,840	1,626,074	302,994		75,552,908	70,813,802	146,366,710	1,171,408	147.538.118
Dividends	-	-	-	-	-	-	-	-	-	-
Increase (decrease) from other changes *	-	-	-	-	-	-	87,247,554	87,247,554	15,607	87,263,161
Total changes in equity	-	73,623,840	1,626,074	302,994		75,552,908	158,061,356	233,614,264	1,187,015	234,801,279
Ending balance as of 03.31.2024	270,737,574	(483,209,059)	(22,438,312)	(5,710,189)	433,151,626	(78,205,934)	927,373,151	1,119,904,791	35,881,902	1,155,786,693

		Other reserves
	Issued Capital	Reserves for exchange rate differences	Cash flow hedge reserve	Actuarial gains or losses in employee benefits	Other reserves	Total other reserves	Retained earnings	Equity attributable to owners of the parent	Non-controlling interests	Total equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of 01.01.2023	270,737,574	(495,483,366)	(62,344,501)	(7,776,316)	433,151,626	(132,452,557)	716,975,127	855,260,144	28,142,508	883,402,652
Changes in equity
Comprehensive income
Net income	-	-	-	-	-	-	43,338,721	43,338,721	1,758,742	45.097.463
Other comprehensive (loss) income	-	(86,171,266)	54,925,022	952,415	-	(30,293,829)	-	(30,293,829)	(289,876)	(30.583.705)
Total comprehensive (loss) income	-	(86,171,266)	54,925,022	952,415	-	(30,293,829)	43,338,721	13,044,892	1,468,866	14.513.758
Dividends	-	-	-	-	-	-	-	-	-	-
Increase (decrease) from other changes *	-	-	-	-	-	-	36,251,786	36,251,786	-	36,251,786
Total changes in equity	-	(86,171,266)	54,925,022	952,415	-	(30,293,829)	79,590,507	49,296,678	1,468,866	50,765,544
Ending balance as of 03.31.2023	270,737,574	(581,654,632)	(7,419,479)	(6,823,901)	433,151,626	(162,746,386)	796,565,634	904,556,822	29,611,374	934,168,196

*Corresponds mainly to inflation effects on the equity of our Subsidiaries in Argentina (see Note 2.5.1)

The accompanying notes 1 to 33 form an integral part of these Consolidated Financial Statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Direct Cash Flows

For the periods ended March 31, 2024 and 2023

		01.01.2024	01.01.2023
Cash flows provided by (used in) Operating Activities	NOTE	03.31.2024	03.31.2023
		ThCh$	ThCh$
Cash flows provided by Operating Activities
Receipts from the sale of goods and the rendering of services (including taxes)		1,233,810,371	1,027,696,553
Payments for Operating Activities
Payments to suppliers for goods and services (including taxes)		(886,485,907)	(732,193,645)
Payments to and on behalf of employees		(99,858,339)	(77,985,090)
Other payments for operating activities (value-added taxes on purchases, sales and others)		(140,256,510)	(117,862,065)
Dividends received		1,088,397	-
Interest payments		(17,987,881)	(20,718,263)
Interest received		5,048,451	4,963,359
Income tax payments		(21,132,354)	(12,579,928)
Other cash movements (tax on bank debits Argentina and others)		(1,288,527)	(1,699,187)
Cash flows provided by (used in) Operating Activities		72,937,701	69,621,734
Cash flows provided by (used in) Investing Activities
Proceeds from sale of Property, plant and equipment		73,983	-
Purchase of Property, plant and equipment		(62,696,370)	(50,996,010)
Purchase of intangible assets		-	-
Payment on forward, term option and financial exchange agreements		-	-
Collection on forward, term, option and financial exchange agreements		-	35,197
Purchase of other current financial assets		-	(571,211)
Other cash inflows (outflows)		101,360	-
Net cash flows used in Investing Activities		(62,521,027)	(51,532,024)
Cash Flows generated from (used in) Financing Activities
Proceeds from changes in ownership interest in subsidiaries		-	-
Proceeds (payments) from short term loans		7,409,150	-
Loan payments		(41,095)	(26,222)
Lease liability payments		(2,219,590)	(1,602,069)
Dividend payments by the reporting entity		(31,826,349)	(28,823,063)
Other cash inflows (outflows) (placement and payment of public debt)		(904,912)	(3,056,461)
Net cash flows (used in) generated by Financing Activities		(27,582,796)	(33,507,815)
Net increase in cash and cash equivalents before exchange differences		(17,166,122)	(15,418,105)
Effects of exchange differences on cash and cash equivalents		26,742,106	(11,496,641)
Effects of inflation in cash and cash equivalents in Argentina		(11,736,560)	(5,499,405)
Net increase (decrease) in cash and cash equivalents		(2,160,576)	(32,414,151)
Cash and cash equivalents – beginning of period	4	303,683,683	291,681,987
Cash and cash equivalents - end of period	4	301,523,107	259,267,836

The accompanying notes 1 to 33 form an integral part of these Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

1 – CORPORATE INFORMATION

Embotelladora Andina S.A. RUT (Chilean Taxpayer Id. N°) 91.144.000-8 (hereinafter “Andina,” and together with its subsidiaries, the “Company”) is an open stock corporation, whose corporate address and principal offices are located at Miraflores 9153, borough of Renca, Santiago, Chile. The Company is registered in the Securities Registry of the Chilean Financial Market Commission (hereinafter "CMF"), and pursuant to Chile’s Law 18,046 is subject to the supervision of this entity. It is also registered with the U.S. Securities and Exchange Commission (hereinafter “SEC”) and its stock is traded on the New York Stock Exchange since 1994.

The principal activity of Embotelladora Andina S.A. is to produce, bottle, commercialize and distribute the products under registered trademarks of The Coca-Cola Company (TCCC), as well as commercialize and distribute some brands of other companies such as Monster, AB InBev, Diageo and Capel, among others. The Company maintains operations and is licensed to produce, commercialize and distribute such products in certain territories in Chile, Brazil, Argentina and Paraguay

In Chile, the territories in which it has such a franchise are the Metropolitan Region; the province of San Antonio, the V Region; the province of Cachapoal including the commune of San Vicente de Tagua-Tagua, the VI Region; the II Region of Antofagasta; the III Region of Atacama, the IV Region of Coquimbo XI Region de Aysén del General Carlos Ibáñez del Campo; XII Region of Magallanes and Chilean Antarctic. In Brazil, the aforementioned franchise covers much of the state of Rio de Janeiro, the entire state of Espirito Santo, and part of the states of São Paulo and Minas Gerais. In Argentina it includes the provinces of Córdoba, Mendoza, San Juan, San Luis, Entre Ríos, as well as part of the provinces of Santa Fe and Buenos Aires, Chubut, Santa Cruz, Neuquén, Río Negro, La Pampa, Tierra del Fuego, Antarctica and South Atlantic Islands. Finally, in Paraguay the territory comprises the whole country. The bottling agreement for the territories in Argentina expires in September 2027; for the territories in Brazil, it expires in October 2027; for the territories in Chile it expires in December 2024, and for the territory in Paraguay it expires in March 2028. Said agreements are renewable upon the request of Embotelladora Andina S.A. and at the sole discretion of The Coca-Cola Company.

As of the date of these consolidated financial statements, regarding Andina’s principal shareholders, the Controlling Group holds 53.58% of the outstanding shares with voting rights, corresponding to the Series A shares (this percentage does not include the shares that the members of the Controlling Group may have in the custody of third parties). The Company’s Controlling Group is composed of the Chadwick Claro, Garcés Silva, Said Handal and Said Somavía families.

These Consolidated Financial Statements reflect the consolidated financial position of Embotelladora Andina S.A. and its Subsidiaries, which were approved by the Board of Directors on April 30, 2024.

2 – BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND APPLICATION OF ACCOUNTING CRITERIA

2.1	Accounting principles and basis of preparation

The Company's Interim Consolidated Financial Statements for the period ended March 31, 2024 and fiscal year ended December 31, 2023 have been prepared in accordance with International Accounting Standard No. 34 (IAS34) as incorporated into the International Financial Reporting Standards (hereinafter "IFRS") issued by the International Accounting Standards Board (hereinafter "IASB").

These Interim Consolidated Financial Statements have been prepared following the going concern principle by applying the historical cost method, with the exception, according to IFRS, of those assets and liabilities that are recorded at fair value.

These Interim Consolidated Statements reflect the consolidated financial position of Embotelladora Andina S.A. and its Subsidiaries as of March 31, 2024 and December 31, 2023 and the results of operations for the periods from January 1 to March 31, 2024 and 2023, with the statements of changes in equity and cash flows for the same periods.

These Consolidated Financial Statements have been prepared based on the accounting records maintained by the Parent Company and by the other entities that are part of the Company and are presented in thousands of Chilean pesos (unless expressly stated) as this is the functional and presentation currency of the Company. Foreign operations are included in accordance with the accounting policies established in Notes 2.5.

2.2	Subsidiaries and consolidation

Subsidiary entities are those companies directly or indirectly controlled by Embotelladora Andina. Control is obtained when the Company has power over the investee, when it has exposure or is entitled to variable returns from its involvement in the investee and when it has the ability to use its power to influence the amount of investor returns. They include assets and liabilities, results of operations, and cash flows for the periods reported. Income or losses from subsidiaries acquired or sold are included in the consolidated statements of income by function from the effective date of acquisition through the effective date of disposal, as applicable.

The acquisition method is used to account for the acquisition of subsidiaries. The consideration transferred for the acquisition of the subsidiary is the fair value of assets transferred, equity securities issued, liabilities incurred or assumed on the date that control is obtained. Identifiable assets acquired, and identifiable liabilities and contingencies assumed in a business combination are accounted for initially at their fair values at the acquisition date. Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If the consideration is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Intercompany transactions, balances and unrealized gains on transactions between Group entities are eliminated. Unrealized losses are also eliminated. When necessary, the accounting policies of the subsidiaries are modified to ensure uniformity with the policies adopted by the Group.

The interest of non-controlling shareholders is presented in the consolidated statement of changes in equity and the consolidated statement of income by function under "Non-Controlling Interest" and “Earnings attributable to non-controlling interests", respectively.

The consolidated financial statements include all assets, liabilities, income, expenses, and cash flows of the Company and its subsidiaries after eliminating balances and transaction among the Group’s entities, the subsidiary companies included in the consolidation are the following:

		Ownership interest
		03.31.2024			12.31.2023
Taxpayer ID	Company Name	Direct	Indirect	Total	Direct	Indirect	Total
96.842.970-1	Andina Bottling Investments S.A.	99.94	0.06	100.0	99.94	0.06	100.0
96.972.760-9	Andina Bottling Investments Dos S.A.	64.42	35.58	100.0	64.42	35.58	100.0
Foreign	Andina Empaques Argentina S.A.	-	99.98	99.98	-	99.98	99.98
96.836.750-1	Andina Inversiones Societarias SpA.	100.0	-	100.0	100.0	-	100.0
76.070.406-7	Embotelladora Andina Chile S.A.	99.99	0.01	100.0	99.99	0.01	100.0
Foreign	Embotelladora del Atlántico S.A.	0.92	99.07	99.99	0.92	99.07	99.99
96.705.990-0	Envases Central S.A.	59.27	-	59.27	59.27	-	59.27
Foreign	Paraguay Refrescos S.A.	0.08	97.75	97.83	0.08	97.75	97.83
76.276.604-3	Red de Transportes Comerciales Ltda.	99.85	0.15	100.0	99.85	0.15	100.0
77.427.659-9	Re-Ciclar S.A.	60.00	-	60.00	60.00	-	60.00
Foreign	Rio de Janeiro Refrescos Ltda.	-	99.99	99.99	-	99.99	99.99
78.536.950-5	Servicios Multivending Ltda.	99.9	0.10	100.0	99.9	0.10	100.0
78.861.790-9	Transportes Andina Refrescos Ltda.	99.9	0.01	100.0	99.9	0.01	100.0
96.928.520-7	Transportes Polar S.A.	99.9	0.01	100.0	99.9	0.01	100.0
76.389.720-6	Vital Aguas S.A.	66.5	-	66.5	66.5	-	66.5
93.899.000-k	VJ S.A.	15.0	50.00	65.0	15.0	50.00	65.0

2.3	Investments in associates

Ownership interest held by the Group in associates are recorded following the equity method. According to the equity method, the investment in an associate is initially recorded at cost. As of the date of acquisition, the investment in the statement of financial position is recorded by the proportion of its total assets, which represents the Group's participation in its capital, once adjusted, where appropriate, the effect of the transactions made with the Group, plus capital gains that have been generated in the acquisition of the company.

Dividends received from these companies are recorded by reducing the value of the investment and the results obtained by them, which correspond to the Group according to its ownership, are recorded under the item “Participation in profit (loss) of associates accounted for by the equity method.”

Associates are all entities over which the Group exercises significant influence but does not have control. Significant influence is the power to intervene in the financial and operating policy decisions of the associate, without having control or joint control over it. The results of these associates are accounted for using the equity method. Accounting policies of the associates are changed, where necessary, to ensure conformity with the policies adopted by the Company and unrealized gains are eliminated.

For associates located in Brazil, the financial statements accounted for using the equity method have a one-month lag because their reporting dates are different from those of Embotelladora Andina.

2.4	Financial reporting by operating segment

“IFRS 8 Operating Segments” requires that entities disclose information on the results of operating segments. In general, this is information that Management and the Board of Directors use internally to assess performance of segments and allocate resources to them. Therefore, the following operating segments have been determined based on geographic location:

•	Operation in Chile
•	Operation in Brazil
•	Operation in Argentina
•	Operation in Paraguay

2.5	Functional currency and presentation currency

2.5.1	Functional currency

Items included in the financial statements of each of the entities in the Company are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The functional currency of each of the Operations is the following:

Company	Functional Currency
Embotelladora del Atlántico	Argentine Peso (ARS)
Embotelladora Andina	Chilean Peso (CLP)
Paraguay Refrescos	Paraguayan Guaraní (PYG)
Rio de Janeiro Refrescos	Brazil Real (BRL)

Foreign currency-denominated monetary assets and liabilities are converted to the functional currency at the observed exchange rate of each central bank, in effect on the closing date.

All differences arising from the liquidation or conversion of monetary items are recorded in the income statement, with the exception of the monetary items designated as part of the hedging of the Group's net investment in a business abroad. These differences are recorded under other comprehensive income until the disposal of the net investment, at which point they are reclassified to the income statement. Tax adjustments attributable to exchange differences in these monetary items are also recognized under other comprehensive income.

Non-monetary items that are valued at historical cost in a foreign currency are converted using the exchange rate in effect at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are converted using the exchange rate in effect at the date on which fair value is determined. Losses or gains arising from the conversion of non-monetary items measured at fair value are recorded in accordance with the recognition of losses or gains arising from the change in the fair value of the respective item (e.g., exchange differences arising from items whose fair value gains or losses are recognized in another overall result or in results are also recognized under comprehensive income).

Functional currency in hyperinflationary economies

Beginning July 2018, Argentina's economy is considered as hyperinflationary, according to the criteria established in the International Accounting Standard No. 29 “Financial information in hyperinflationary economies” (IAS 29). This determination was carried out based on a series of qualitative and quantitative criteria, including an accumulated inflation rate of more than 100% for three years. In accordance with IAS 29, the financial statements of companies in which Embotelladora Andina S.A. participates in Argentina have been retrospectively restated by applying a general price index to the historical cost, in order to reflect the changes in the purchasing power of the Argentine peso, as of the closing date of these financial statements.

Non-monetary assets and liabilities were restated since February 2003, the last date an inflation adjustment was applied for accounting purposes in Argentina. In this context, it should be mentioned that the Group made its transition to IFRS on January 1, 2004, applying the attributed cost exemption for Property, plant and equipment.

For consolidation purposes in Embotelladora Andina S.A. and as a result of the adoption of IAS 29, the results and financial position of our Argentine subsidiaries were converted to the closing exchange rate (ARS/CLP) at the date of presentation of these financial statements , in accordance with IAS 21 "Effects of foreign currency exchange rate variations", when dealing with a hyperinflationary economy.

The comparative amounts in the consolidated financial statements are those that were presented as current year amounts in the relevant financial statements of the previous year (i.e., not adjusted for subsequent changes in price level or exchange rates). This results in differences between the closing net equity of the previous year and the opening net equity of the current year and, as an accounting policy option, these changes are presented as follows: (a) the re-measurement of Opening balances under IAS 29 as an adjustment to equity and (b) subsequent effects, including re-expression under IAS 21 , as "Exchange rate differences in the conversion of foreign operations" under other comprehensive income.

The adjustment factor is derived from the National Consumer Price Index (CPI), which is published by the National Institute of Statistics and Census of the Argentine Republic (INDEC). Inflation for the periods January to March 2024 and from January to December 2023 amounted to 56.05% and 209.91%, respectively.

2.5.2	Presentation currency

The presentation currency is the Chilean peso, which is the functional currency of the parent company, for such purposes, the financial statements of subsidiaries are translated from the functional currency to the presentation currency as indicated below:

a.	Translation of financial statements whose functional currency does not correspond to hyperinflationary economies (Brazil and Paraguay)

Financial statements measured as indicated are translated to the presentation currency as follows:

•	The statement of financial position is translated to the closing exchange rate at the financial statement date and the income statement is translated at the average monthly exchange rates, the differences that result are recognized in equity under other comprehensive income.
•	Cash flow income statement are also translated at average exchange rates for each transaction.
•	In the case of the disposal of an investment abroad, the component of other comprehensive income (OCI) relating to that investment is reclassified to the income statement.

b.	Translation of financial statements whose functional currency corresponds to hyperinflationary economies (Argentina)

Financial statements of economies with a hyperinflationary economic environment, are recognized according to IAS 29 Financial Information in Hyperinflationary Economies, and subsequently converted to Chilean pesos as follows:

•	The statement of financial position sheet is translated at the closing exchange rate at the financial statements date.
•	The income statement is translated at the closing exchange rate at the financial statements date.
•	The statement of cash flows is converted to the closing exchange rate at the date of the financial statements.
•	For the disposal of an investment abroad, the component of other comprehensive income (OCI) relating to that investment is reclassified to the income statement.

In accordance with IAS 21 "Effects of Changes in Foreign Exchange Rates," we use the closing exchange rate to translate financial information into presentation currency. The official dollar whose value is determined by the Central Bank of Argentina (BCRA) is used to calculate the exchange rate for the presentation and preparation of the consolidated financial statements.

In the course of Argentine market transactions, there are a number of other types of U.S. dollar rates that may differ from the BCRA-calculated official rate. In the event that financial information is translated into the presentation currency using a non-official exchange rate, the consolidated figures of our Operation in Argentina may be affected.

2.5.3	Exchange rates

Exchange rates regarding the Chilean peso in effect at the end of each period are as follows:

Date	USD	BRL	ARS	PYG
03.31.2024	981.17	196.49	1.14	0.132
12.31.2023	877.12	181.17	1.08	0.120
03.31.2023	790.41	155.58	3.78	0.109

Exchange rates regarding the Chilean peso, calculated using average rates, used in the preparation of the Consolidated Financial Statements, are as follows:

Date	USD	BRL	PYG
03.31.2024	948.08	191.39	0.129
03.31.2023	810.40	156.00	0.111

For the translation of Argentine figures, closing rates (not average) are used, as described in Note 2.5.2 b.

2.6	Property, plant, and equipment

The elements of Property, plant and equipment, are valued for their acquisition cost, net of their corresponding accumulated depreciation, and of the impairment losses they have experienced.

The cost of the items of Property, plant and equipment include in addition to the price paid for the acquisition: i) the financial expenses accrued during the construction period that are directly attributable to the acquisition, construction or production of qualified assets, which are those that require a substantial period of time before being ready for use, such as production facilities. The Group defines a substantial period as one that exceeds twelve months. The interest rate used is that corresponding to specific financing or, if it does not exist, the weighted average financing rate of the Company making the investment; and ii) personnel expenses directly related to the construction in progress.

Construction in progress is transferred to operating assets after the end of the trial period when they are available for use, from which moment depreciation begins.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset only when it is probable that future economic benefits associated with the items of Property, plant and equipment will flow to the Company and the cost of the item can be measured reliably. Repairs and maintenance are charged to expense in the reporting period in which they are incurred.

Land is not depreciated since it has an indefinite useful life. Depreciation on other assets is calculated using the straight-line method to allocate their cost or revalued amounts to their residual values over their estimated useful lives.

The estimated useful lives by asset category are:

Assets	Range in years
Buildings	15-80
Plant and equipment	5-20
Warehouse installations and accessories	10-50
Furniture and supplies	4-5
Motor vehicles	4-10
IT equipment	3-5
Other Property, plant and equipment	3-10
Bottles and containers	1-8

The residual value and useful lives of Property, plant and equipment are reviewed and adjusted at the end of each fiscal year, if appropriate.

The Company assesses on each reporting date if there is evidence that an asset may be impaired. The Group estimates the recoverable amount of the asset, if there is evidence, or when an annual impairment test is required for an asset.

Gains and losses on disposals of property, plant, and equipment are calculated by comparing the proceeds to the carrying amount and are charged to other expenses by function or other gains, as appropriate in the statement of comprehensive income.

2.7	Intangible assets and Goodwill

2.7.1	Goodwill

Goodwill represents the excess of the consideration transferred over the Company’s interest in the net fair value of the net identifiable assets of the subsidiary and the fair value of the non-controlling interest in the subsidiary on the acquisition date. Since goodwill is an intangible asset with indefinite useful life, it is recognized separately and tested annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognized immediately as an expense and is not subsequently reversed.

Goodwill is carried at cost less accumulated impairment losses.

Gains and losses on the sale of an entity include the carrying amount of goodwill related to that entity.

Goodwill is assigned to each cash generating unit (CGU) or group of cash-generating units, from where it is expected to benefit from the synergies arising from the business combination. Such CGUs or groups of CGUs represent the lowest level in the organization at which goodwill is monitored for internal management purposes.

2.7.2	Distribution rights

Distribution rights are contractual rights to produce and/or distribute Coca-Cola brand products and other brands in certain territories in Argentina, Brazil, Chile and Paraguay. Distribution rights are born from the process of valuation at fair value of the assets and liabilities of companies acquired in business combinations. Distribution rights have an indefinite useful life and are not amortized, (as they are historically permanently renewed by The Coca-Cola Company) and therefore are subject to impairment tests on an annual basis.

2.7.3	Software

Carrying amounts correspond to internal and external software development costs, which are capitalized once the recognition criteria in IAS 38, Intangible Assets, have been met. Their accounting recognition is initially realized for their acquisition or production cost and, subsequently, they are valued at their net cost of their corresponding accumulated amortization and of the impairment losses that, if applicable, they have experienced. The aforementioned software is amortized within four years.

2.8	Impairment of non-financial assets

Assets that have an indefinite useful life, such as intangibles related to distribution rights and goodwill, are not amortized and are tested annually for impairment or more frequently if events or changes in circumstances indicate a potential impairment. Assets that are subject to amortization are tested for impairment whenever there is an event or change in circumstances indicating that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying value of the asset exceeds its recoverable amount. The recoverable amount is the greater of an asset’s fair value less costs to sell or its value in use.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units - CGU). Cash-generating unit's recoverable amount has been determined on the basis of its value in use.

Regardless of what was stated in the previous paragraph, in the case of CGUs to which goodwill or intangible assets with an indefinite useful life have been assigned, the analysis of their recoverability is carried out systematically at the end of each fiscal year. These indications may include new legal provisions, change in the economic environment that affects business performance indicators, competition movements, or the disposal of an important part of a CGU.

Management reviews business performance based on geographic segments. Goodwill is monitored at the operating segment level that includes the different cash generating units in operations in Chile, Brazil, Argentina and Paraguay. The impairment of distribution rights is monitored geographically in the CGU or group of cash generating units, which correspond to specific territories for which distribution rights have been acquired for products owned by The Coca-Cola Company, as well as other minor investments.These cash generating units or groups of cash generating units are composed of the following segments:

-	Operation in Chile; (North Zone Antofagasta, Atacama and Coquimbo, Metropolitan Area
-	, Central Zone San Antonio and Cachapoal and Extreme South Zone of Aysen and Magallanes);
-	Operation in Argentina; (San Juan, Mendoza, San Luis, Córdoba, Santa Fé, Entre Ríos, La Pampa, Neuquén, Rio Negro, Chubut, Santa Cruz, Tierra del Fuego and western area of the Province of Buenos Aires);
-	Operation in Brazil (State of Rio de Janeiro and Espirito Santo, Ipiranga territories, investment in the Sorocaba associate and investment in the Leão Alimentos e Bebidas Ltda. associate);
-	Operation in Paraguay

To check if goodwill has suffered a loss due to impairment of value, the Company compares the book value thereof with its recoverable value, and recognizes an impairment loss, for the excess of the asset's carrying amount over its recoverable amount. To determine the recoverable values of the CGU, management considers the discounted cash flow method as the most appropriate.

The main assumptions used in the annual impairment test are:

a)	Discount rate

The discount rate applied in the annual impairment test carried out in 2023 was estimated using the CAPM (Capital Asset Pricing Model) methodology, which allows estimating a discount rate according to the level of risk of the CGU in the country where it operates. A nominal discount rate in local currency before tax is used according to the following table:

2023 Discount rates
Argentina	38.7%
Chile	10.3%
Brazil	11.2%
Paraguay	12.0%

b)	Other assumptions

The financial projections to determine the net present value of future cash flows of the CGUs are modeled based on the main historical variables and the respective approved budgets for each CGU.. In this regard, a conservative growth rate is used, taking into account the differences that exist in categories with high growth such as carbonated beverages, categories with medium growth such as waters and juices, and categories that are less developed and have lower margins such as alcohols. Additionally, the valuation model considers projections over 5 years based on perpetuity growth rates per operation, which follow a real growth according to long-term population growth expectations. In this sense, the variables with greatest sensitivity in these projections are the discount rates applied in the determination of the net present value of projected cash flows, growth perpetuities and EBITDA margins considered in each CGU.

In order to sensitize the impairment test, variations were made to the main variables used in the model. Ranges used for each of the modified variables are:

-	Discount Rate: Increase / Decrease of up to 200 bps as a value in the rate at which future cash flows are discounted to bring them to present value
-	Perpetuity: Increase / Decrease of up to 25 bps in the rate to calculate the perpetual growth of future cash flows
-	EBITDA margin: Increase / Decrease of 150 bps of EBITDA margin of operations, which is applied per year for the projected periods, that is, for the years 2024-2028

After modeling and valuing the different CGUs as a result of the tests performed as of December 31, 2023, no impairment were identified in any of the CGUs listed above, assuming conservative projections aligned with the history of the current markets. Thus, despite the deterioration of the macroeconomic conditions experienced by the economic conditions of the countries in which we operate, the impairment test yielded recovery values higher than the book values of assets, including those for the sensitivity calculations in the stress test conducted on the model for the 3 previously mentioned variables.

The yearly review of other investments revealed that, for the AdeS brand, specifically in the Chilean operation, the recoverable value was CLP 1,627 million less than the book value recorded in the Financial Statements, which were reduced from their book value as of December 2023. This is noteworthy even though no impairment indicators were found for the CGUs mentioned above. The negative trend in the seeds segment's sales and the brand's overall decline in relevance in the local vegetable market are the primary causes of the lower valuation of AdeS in Chile.

As a result of the ongoing monitoring of the cash flows of the various cash-generating units, at the end of the quarter there were no indications of impairment that would require us to run our models to determine a material change from year-end 2023.

2.9	Financial instruments

A financial instrument is any contract that results in the recognition of a financial asset in one entity and a financial liability or equity instrument in another entity.

2.9.1	Financial assets

Pursuant to IFRS 9 “Financial Instruments”, except for certain trade accounts receivable, the Group initially measures a financial asset at its fair value plus transaction costs, in the case of a financial asset that is not at fair value, reflecting changes in P&L.

The classification is based on two criteria: (a) the Group's business model for the purpose of managing financial assets to obtain contractual cash flows; and (b) if the contractual cash flows of financial instruments represent "solely payments of principal and interest” on the outstanding principal amount (the “SPPI criterion”). According to IFRS 9, financial assets are subsequently measured at (i) fair value with changes in P&L (FVPL), (ii) amortized cost or (iii) fair value through other comprehensive income (FVOCI).

The subsequent classification and measurement of the Group's financial assets are as follows:

-	Financial asset at amortized cost for financial instruments that are maintained within a business model with the objective of maintaining the financial assets to collect contractual cash flows that meet the SPPI criterion. This category includes the Group’s trade and other accounts receivable.

-	Financial assets measured at fair value with changes in other comprehensive income (FVOCI), with gains or losses recognized in P&L at the time of liquidation. Financial assets in this category correspond to the Group's instruments that meet the SPPI criterion and are kept within a business model both to collect cash flows and to sell.

Other financial assets are classified and subsequently measures as follows:

-	Equity instruments at fair value with changes in other comprehensive income (FVOCI) without recognizing earnings or losses in P&L at the time of liquidation. This category only includes equity instruments that the Group intends to keep in the foreseeable future and that the Group has irrevocably chosen to classify in this category in the initial recognition or transition.

-	Financial assets at fair value with changes in P&L (FVPL) include derivative instruments and equity instruments quoted that the Group had not irrevocably chosen to classify at FVOCI in the initial recognition or transition. This category also includes debt instruments whose cash flow characteristics do not comply with the SPPI criterion or are not kept within a business model whose objective is to recognize contractual cash flows or sale.

A financial asset (or, where applicable, a portion of a financial asset or a portion of a group of similar financial assets) is initially disposed (for example, canceled in the Group's consolidated financial statements) when:

-	The rights to receive cash flows from the asset have expired,

-	The Group has transferred the rights to receive the cash flows of the asset or has assumed the obligation to pay all cash flows received without delay to a third party under a transfer agreement; and the Group (a) has substantially transferred all risks and benefits of the asset, or (b) has not substantially transferred or retained all risks and benefits of the asset but has transferred control of the asset.

2.9.2	Financial Liabilities

Financial liabilities are classified as a fair value financial liability at the date of their initial recognition, as appropriate, with changes in results, loans and credits, accounts payable or derivatives designated as hedging instruments in an effective coverage.

All financial liabilities are initially recognized at fair value and transaction costs directly attributable are netted from loans and credits and accounts payable.

The Group's financial liabilities include trade and other accounts payable, loans and credits, including those discovered in current accounts, and derivative financial instruments.

The classification and subsequent measurement of the Group's financial liabilities are as follows:

-	Fair value financial liabilities with changes in results include financial liabilities held for trading and financial liabilities designated in their initial recognition at fair value with changes in results. The losses or gains of liabilities held for trading are recognized in the income statement.

-	Loans and credits are valued at cost or amortized using the effective interest rate method. Gains and losses are recognized in the income statement when liabilities are disposed, as well as interest accrued in accordance with the effective interest rate method.

A financial liability is disposed of when the obligation is extinguished, cancelled or expires. Where an existing financial liability is replaced by another of the same lender under substantially different conditions, or where the conditions of an existing liability are substantially modified, such exchange or modification is treated as a disposal of the original liability and the recognition of the new obligation. The difference in the values in the respective books is recognized in the statement of income.

2.9.3	Offsetting financial instruments

Financial assets and financial liabilities are offset with the corresponding net amount presenting the corresponding net amount in the statement of financial position, if:

-	There is currently a legally enforceable right to offset the amounts recognized, and
-	It is intended to liquidate them for the net amount or to realize the assets and liquidate the liabilities simultaneously.

2.10	Derivatives financial instruments and hedging activities

The Company and its subsidiaries use derivative financial instruments to mitigate risks relating to changes in foreign currency and exchange rates associated with raw materials, and loan obligations. Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value at each closing date. Derivatives are accounted as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

2.10.1	Derivative financial instruments designated as cash flow hedges

At the inception of the transaction, the group documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items. The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated income statement within "other gains (losses).”

Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss (for example, when foreign currency denominated financial liabilities are translated into their functional currencies). The gain or loss relating to the effective portion of cross currency swaps hedging the effects of changes in foreign exchange rates are recognized in the consolidated income statement within "foreign exchange differences.” When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the consolidated income statement.

2.10.2	Derivative financial instruments not designated for hedging

The fair value of derivative financial instruments that do not qualify for hedge accounting pursuant to IFRS are immediately recognized in the income statement under "Other income and losses". The fair value of these derivatives is recorded under "other current financial assets" or "other current financial liabilities" in the statement of financial position.”

The Company does not use hedge accounting for its foreign investments.

The Company also evaluates the existence of embedded derivatives in contracts and financial instruments as stipulated by IFRS 9 and classifies them pursuant to their contractual terms and the business model of the group. At the date of these financial statements, the Company had no embedded derivatives.

2.10.3	Fair value hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the date of the transaction. Fair value is based on the presumption that the transaction to sell the asset or to transfer the liability takes place;

-	In the asset or liability main market, or
-	In the absence of a main market, in the most advantageous market for the transaction of those assets or liabilities.

The Company maintains assets related to foreign currency derivative contracts which were classified as Other current and non-current financial assets and Other current and non-current financial liabilities, respectively, and are accounted at fair value within the statement of financial position.

The Company uses the following hierarchy to determine and disclose the fair value of financial instruments with assessment techniques:

Level 1:	Quote values (unadjusted) in active markets for identical assets or liabilities
Level 2:	Valuation techniques for which the lowest level variable used, which is significant for the calculation, is directly or indirectly observable
Level 3:	Valuation techniques for which the lowest level variable used, which is significant for the calculation, is not observable.

During the reporting periods there were no transfers of items between fair value measurement categories. All of which were valued during the periods using Level 2.

2.11	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method. The cost of finished goods and work in progress includes raw materials, direct labor, other direct costs and manufacturing overhead (based on operating capacity) to bring the goods to marketable condition, but it excludes interest expense. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Spare parts and production materials are stated at the lower of cost or net realizable value.

The initial cost of inventories includes the transfer of losses and gains from cash flow hedges, related to the purchase of raw materials.

Estimates are also made for obsolescence of raw materials and finished products based on turnover and age of the related goods.

2.12	Trade accounts receivable and other accounts receivable

Trade accounts receivable and other accounts receivable are measured and recognized at the transaction price at the time they are generated less the provision for expected credit losses, pursuant to the requirements of IFRS 15, since they do not have a significant financial component, less the provision of expected credit losses. The provision for expected credit losses is made applying a value impairment model based on expected credit losses for the following 12 months. The Group applies a simplified focus for trade receivables, thereby impairment is always recorded referring to expected losses during the whole life of the asset. The carrying amount of the asset is reduced by the provision of expected credit losses, and the loss is recognized in administrative expenses in the consolidated income statement by function.

2.13	Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank balances, time deposits and other short-term highly liquid and low risk of change in value investments.

2.14	Other financial liabilities

Resources obtained from financial institutions as well as the issuance of debt securities are initially recognized at fair value, net of costs incurred during the transaction. Then, liabilities are valued by accruing interests in order to equal the current value with the future value of liabilities payable, using the effective interest rate method.

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualified assets, considered as those that require a substantial period of time in order to get ready for their forecasted use or sale, are added to the cost of those assets until the period in which the assets are substantially ready to be used or sold.

2.15	Income tax

The Company and its subsidiaries in Chile account for income tax according to the net taxable income calculated based on the rules in the Income Tax Law. Subsidiaries in other countries account for income taxes according to the tax regulations of the country in which they operate.

Deferred income taxes are calculated using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements, using the tax rates that have been enacted or substantively enacted on the balance sheet date and are expected to apply when the deferred income tax asset is realized, or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized.

The Company does not recognize deferred income taxes for temporary differences from investments in subsidiaries in which the Company can control the timing of the reversal of the temporary differences and it is probable that they will not be reversed in the near future.

The Group offsets deferred tax assets and liabilities if and only if it has legally recognized a right to offset against the tax authority the amounts recognized in those items; and intends to settle the resulting net debts, or to realize the assets and simultaneously settle the debts that have been offset by them.

2.16	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past event, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

2.17	Leases

In accordance with IFRS 16 “Leases” Embotelladora Andina analyzes, at the beginning of the contract, the economic background of the agreement, to determine if the contract is, or contains, a lease, evaluating whether the agreement transfers the right to control the use of an identified asset for a period of time in exchange for a consideration. Control is considered to exist if the client has i) the right to obtain substantially all the economic benefits from the use of an identified asset; and ii) the right to direct the use of the asset.

The Company when operating as a lessee, at the beginning of the lease (on the date the underlying asset is available for use) records an asset for the right-of-use in the statement of financial position (under Property, plant and equipment) and a lease liability (under Other financial liabilities).

This asset is initially recognized at cost, which includes: i) value of the initial measurement of the lease liability; ii) lease payments made up to the start date less lease incentives received; iii) the initial direct costs incurred; and iv) the estimation of costs for dismantling or restoration. Subsequently, the right-of-use asset is measured at cost, adjusted by any new measurement of the lease liability, less accumulated depreciation and accumulated losses due to impairment of value. The right-of-use asset is depreciated in the same terms as the rest of similar depreciable assets, if there is reasonable certainty that the lessee will acquire ownership of the asset at the end of the lease. If such certainty does not exist, the asset depreciates at the shortest period between the useful life of the asset or the lease term.

On the other hand, the lease liability is initially measured at the present value of the lease payments, discounted at the incremental loan rate of the Company, if the interest rate implicit in the lease could not be easily determined. Lease payments included in the measurement of the liability include: i) fixed payments, less any lease incentive receivable; ii) variable lease payments; iii) residual value guarantees; iv) exercise price of a purchase option; and v) penalties for lease termination.

The lease liability is increased to reflect the accumulation of interest and is reduced by the lease payments made. In addition, the carrying amount of the liability is measured again if there is a modification in the terms of the lease (changes in the term, in the amount of payments or in the evaluation of an option to buy or change in the amounts to be paid). Interest expense is recognized as an expense and is distributed among the periods that constitute the lease period, so that a constant interest rate is obtained in each year on the outstanding balance of the lease liability.

Short-term leases, equal to or less than one year, or lease of low-value assets are excepted from the application of the recognition criteria described above, recording the payments associated with the lease as an expense in a linear manner throughout the lease term. The Company does not act as lessor, nor does it have variable payments as lessee.

2.18	Deposits for returnable containers

This liability comprises cash collateral, or deposit, received from customers for bottles and other returnable containers made available to them.

This liability pertains to the deposit amount that will be reimbursed when the customer or distributor returns the bottles and containers in good condition, together with the original invoice.

This liability is presented under Other current financial liabilities since the Company does not have legal rights to defer settlement for a period in excess of one year. However, the Company does not anticipate any material cash settlements for such amounts during the upcoming year.

2.19	Revenue recognition

The Company recognizes revenue when control over a good or service is transferred to the client. Control refers to the ability of the client to direct the use and obtain substantially all the benefits of the goods and services exchanged. Revenue is measured based on the consideration to which it is expected to be entitled for such transfer of control, excluding amounts collected on behalf of third parties.

Management has defined the following indicators for revenue recognition, applying the five-step model established by IFRS 15 “Revenue from contracts with customers”: 1) Identification of the contract with the customer; 2) Identification of performance obligations; 3) Determination of the transaction price; 4) Assignment of the transaction price; and 5) Recognition of revenue.

All the above conditions are met at the time the products are delivered to the customer. Net sales reflect the units delivered at list price, net of promotions, discounts and taxes.

The revenue recognition criteria of the goods provided by Embotelladora Andina corresponds to a single performance obligation that transfers the product to be received to the customer.

2.20	Contributions from The Coca-Cola Company

The Company receives certain discretionary contributions from The Coca-Cola Company (TCCC) mainly related to the financing of advertising and promotional programs for its products in the territories where the Company has distribution licenses. The contribution received from TCCC are recognized in net income after the conditions agreed with TCCC in order to become a creditor to such incentive have been fulfilled, they are recorded as a reduction in the marketing expenses included in the Administration Expenses account. Given its discretionary nature, the portion of contributions received in one period does not imply it will be repeated in the following period.

2.21	Dividend distribution

The minimum mandatory dividend established by the Chilean Corporations Law is 30% of net income for the year, which must be ratified unanimously by the General Shareholders' Meeting. Net income is determined as of December 31 of each year, at which time the liability is recognized in the Company's consolidated financial statements.

Interim and final dividends are recorded at the time of their approval by the competent body, which in the first case is normally the Board of Directors of the Company, while in the second case it is the responsibility of the General Shareholders’ Meeting.

2.22	Critical accounting estimates and judgments

In preparing the Consolidated Financial Statements, the Company has used certain judgments and estimates made to quantify some of the assets, liabilities, income, expenses and commitments. Following is an explanation of the estimates and judgments that might have a material impact on future financial statements.

2.22.1	Impairment of goodwill and intangible assets with indefinite useful lives

The Company tests annually whether goodwill and intangible assets with indefinite useful life (such as distribution rights) have suffered any impairment. The recoverable amounts of cash generating units are determined based on value in use calculations. The significant judgments and assumptions used in the calculations include sales volumes and prices, discount rates, marketing expenses and other economic factors. The estimation of these variables requires a use of estimates and judgments as they are subject to inherent uncertainties; however, the assumptions are consistent with the Company’s internal planning and past results. Therefore, management evaluates, and updates estimates according to the conditions affecting the variables. If these assets are considered to have been impaired, they will be written off at their estimated fair value or future recovery value according to the lowest discounted cash flows analysis. On an annual basis and close to each fiscal year end discounted cash flows in the Company's cash generating units in Chile, Brazil, Argentina and Paraguay generated a higher value than the carrying values of the respective net assets, including goodwill of the Brazilian, Argentinian and Paraguayan subsidiaries.

2.22.2	Fair Value of Assets and Liabilities

IFRS require in certain cases that assets and liabilities be recorded at their fair value. Fair value is the price that would be received for selling an asset or paid to transfer a liability in a transaction ordered between market participants at the date of measurement.

The basis for measuring assets and liabilities at fair value are their current prices in an active market. For those that are not traded in an active market, the Company determines fair value based on the best information available by using valuation techniques.

In the case of the valuation of intangibles recognized as a result of acquisitions from business combinations, the Company estimates the fair value based on the "multi-period excess earning method", which involves the estimation of future cash flows generated by the intangible assets, adjusted by cash flows that do not come from these, but from other assets. The Company also applies estimations over the period during which the intangible assets will generate cash flows, cash flows from other assets, and a discount rate.

Other assets acquired, and liabilities assumed in a business combination are carried at fair value using valuation methods that are considered appropriate under the circumstances. Assumptions include the depreciated cost of recovery and recent transaction values for comparable assets, among others. These valuation techniques require certain inputs to be estimated, including the estimation of future cash flows.

2.22.3	Allowances for doubtful accounts

The Group uses a provision matrix to calculate expected credit losses for trade receivables. Provisions are based on due days for various groups of customer segments that have similar loss patterns (i.e., by geography region, product type, customer type and rating, and credit letter coverage and other forms of credit insurance).

The provision matrix is initially based on the historically observed non-compliance rates for the Group. The Group will calibrate the matrix to adjust the historical credit loss experience with forward-looking information. For example, if expected economic conditions (i.e., gross domestic product) are expected to deteriorate over the next year, which can lead to more non-compliances in the industry, historical default rates are adjusted. At each closing date, the observed historical default rates are updated and changes in prospective estimates are analyzed. The assessment of the correlation between observed historical default rates, expected economic conditions and expected credit losses are significant estimates.

2.22.4	Useful life, residual value and impairment of property, plant, and equipment

Property, plant, and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful life of those assets. Changes in circumstances, such as technological advances, changes to the Company’s business model, or changes in its capital strategy might modify the effective useful lives as compared to our estimates. Whenever the Company determines that the useful life of Property, plant and equipment might be shortened, it depreciates the excess between the net book value and the estimated recoverable amount according to the revised remaining useful life. Factors such as changes in the planned usage of manufacturing equipment, dispensers, transportation equipment and computer software could make the useful lives of assets shorter. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of any of those assets may not be recovered. The estimate of future cash flows is based, among other factors, on certain assumptions about the expected operating profits in the future. The Company’s estimation of discounted cash flows may differ from actual cash flows because of, among other reasons, technological changes, economic conditions, changes in the business model, or changes in operating profit. If the sum of the projected discounted cash flows (excluding interest) is less than the carrying amount of the asset, the asset shall be written-off to its estimated recoverable value.

2.22.5	Contingent liabilities

Provisions for litigation and other contingencies are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the current obligation at the date of issuance of the financial statements, considering the risks and uncertainties surrounding the obligation. When a provision is measured using estimated cash flows to settle the current obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material). The accrual of the discount is recognized as a finance cost. Incremental legal costs expected to be incurred in settling the legal claim are included in the measurement of the provision.

Provisions are reviewed at the end of each reporting period and are adjusted to reflect the current best estimate. If it is no longer probable that an outflow of economic benefits will be required to settle the obligation, the provision is reversed.

A contingent liability does not imply the recognition of a provision. Legal costs expected to be incurred in defending the legal claim are recognized in profit or loss when incurred.

2.22.6.	Employee benefits

The Company records a liability regarding indemnities for years of service that will be paid to employees in accordance with individual and collective agreements subscribed with employees, which is recorded at actuarial value in accordance with IAS 19 “Employee Benefits”. At year-end there were no modifications to the agreements.

Results from updated actuarial variables are recorded within other comprehensive income in accordance with IAS 19.

Additionally, the Company has retention plans for some officers, which have a provision pursuant to the guidelines of each plan. These plans grant the right to certain officers to receive a cash payment on a certain date once they have fulfilled the required years of service.

The Company and its subsidiaries have recorded a provision to account for the cost of vacations and other employee benefits on an accrual basis. These liabilities are recorded under current non-financial liabilities.

2.23    New Standards, Interpretations and Amendments to IFRS

2.23.1	New Standards, Interpretations and Amendments for annual periods beginning on January 1, 2024

Amendment to IAS 1 "Presentation of Financial Statements" on classification of liabilities. This amendment clarifies that liabilities are classified as current or non-current depending on the rights that exist at the end of the reporting period. The classification is not affected by the entity's expectations or events after the reporting date (e.g., receipt of a waiver or covenant breach). The amendment also clarifies what IAS 1 means when it refers to the "settlement" of a liability. The amendment should be applied retrospectively in accordance with IAS 8.

Amendment to IAS 1 "Non-current liabilities with covenants". Issued in January 2022, the amendment aims to improve the information that an entity provides when the payment terms of its liabilities may be deferred depending on compliance with covenants within twelve months after the date of issuance of the financial statements.

Amendment to IFRS 16 "Leases" on sale and leaseback. Issued in September 2022, this amendment explains how an entity should recognize the rights to use the asset and how the gains or losses arising from the sale and leaseback should be recognized in the financial statements.

Amendments to IAS 7 "Statement of Cash Flows" and IFRS 7 "Financial Instruments: Disclosures" on supplier financing arrangements. Published in May 2023, these amendments require disclosures to improve the transparency of supplier financing arrangements and their effects on a company's liabilities, cash flows and exposure to liquidity risk.

The adoption of the standards, amendments and interpretations described above do not have a significant impact on the consolidated financial statements of the Company.

2.23.2	New Standards, Interpretations and Amendments issued, the application of which is not yet mandatory, for which early adoption has not been made.

Standards and interpretations, as well as IFRS amendments, which have been issued, but have still not become effective as of the date of these financial statements are set forth below. The Company has not made an early adoption of these standards:

Amendments to IAS 21 - Non-convertibility. Issued in August 2023, this amendment affects an entity that has a transaction or operation in a foreign currency that is not convertible into another currency for a specific purpose at the measurement date. A currency is convertible into another currency when it is possible to obtain the other currency (with a normal administrative delay), and the transaction is carried out through a market or convertibility mechanism that creates enforceable rights and obligations. This amendment establishes the guidelines to be followed to determine the exchange rate to be used in situations of absence of convertibility as mentioned above. Early adoption is allowed.

Management estimates that the amendments to IAS 1, IFRS 16, and IAS 7 will have no significant impact on the Group. Management has decided to apply the amendment to IAS 21 as of the date specified in the amendment, which is January 1, 2025. Given the volatility of Argentina's exchange markets and the announcements of amendments, it is currently impossible to estimate the impact of this amendment.

3 – FINANCIAL REPORTING BY SEGMENT

The Company provides financial information by segments according to IFRS 8 “Operating Segments,” which establishes standards for reporting by operating segment and related disclosures for products and services, and geographic areas.

The Company’s Board of Directors and Management measures and assesses performance of operating segments based on the operating income of each of the countries where there are Coca-Cola franchises.

The operating segments are determined based on the presentation of internal reports to the Company´s chief strategic decision-maker. The chief operating decision-maker has been identified as the Company´s Board of Directors who makes the Company’s strategic decisions.

The following operating segments have been determined for strategic decision making based on geographic location:

•	Operation in Chile
•	Operation in Brazil
•	Operation in Argentina
•	Operation in Paraguay

The four operating segments conduct their businesses through the production and sale of soft drinks and other beverages, as well as packaging materials.

Expenses and revenue associated with the Corporate Officer were assigned to the operation in Chile in the soft drinks segment because Chile is the country that manages and pays the corporate expenses, which would also be substantially incurred, regardless of the existence of subsidiaries abroad.

Total revenues by segment include sales to unrelated customers and inter-segments, as indicated in the consolidated statement of income of the Company.

A summary of the Company's operations by segment according to IFRS is as follows:

For the period ended March 31, 2024	Operation in Chile	Operation in Argentina	Operation in Brazil	Operation in Paraguay	Inter-segment eliminations	Consolidated, total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Revenues from ordinary activities	323,240,097	176,566,381	232,910,451	74,262,567	(2,342,236)	804,637,260
Cost of sales	(214,165,488)	(87,452,682)	(137,787,625)	(40,759,605)	2,424,736	(477,740,664)
Distribution expenses	(26,293,963)	(20,733,449)	(17,051,376)	(4,109,478)	-	(68,188,266)
Administrative expenses	(50,797,852)	(35,733,223)	(37,323,090)	(10,258,970)	-	(134,113,135)
Financial income	2,886,067	(2,419,797)	3,046,394	446,126	-	3,958,790
Financial costs	(7,870,278)	(1,161,365)	(6,529,766)	-	-	(15,561,409)
Share of entity in income of associates accounted for using the equity method, total	10,386	-	1,165,308	-	-	1,175,694
Income tax expense	(10,103,479)	(17,027,861)	(10,948,983)	(2,183,563)	-	(40,263,886)
Oher income (expenses) (*)	(2,977,626)	7,191,140	(6,614,912)	(177,079)	-	(2,578,477)
Net income of the segment reported	13,927,864	19,229,144	20,866,401	17,219,998	82,500	71,325,907

Depreciation and amortization	12,161,123	10,060,134	9,426,170	4,251,733	(82,500)	35,816,660

Current assets	479,290,675	105,838,286	295,026,877	106,111,143	-	986,266,981
Non-current assets	826,492,345	312,732,141	697,061,830	301,302,457	-	2,137,588,773
Segment assets, total	1,305,783,020	418,570,427	992,088,707	407,413,600	-	3,123,855,754

Carrying amount in associates accounted for using the equity method, total	49,979,096	-	45,636,173	-	-	95,615,269

Segment disbursements of non-monetary assets	31,207,828	14,946,952	12,956,639	3,584,951	-	62,696,370

Current liabilities	179,968,689	116,631,977	276,019,215	43,447,802	-	616,067,683
Non-current liabilities	967,816,007	40,620,565	323,122,865	20,441,941	-	1,352,001,378
Segment liabilities, total	1,147,784,696	157,252,542	599,142,080	63,889,743	-	1,968,069,061

Cash flows (used in) provided by in Operating Activities	22,737,660	(2,535,759)	26,275,958	26,459,842	-	72,937,701
Cash flows (used in) provided by Investing Activities	(31,018,819)	(14,946,951)	(12,970,306)	(3,584,951)	-	(62,521,027)
Cash flows (used in) provided by Financing Activities	(28,270,148)	1,715,412	(1,006,471)	(21,589)	-	(27,582,796)

For the period ended March 31, 2023	Operation in Chile	Operation in Argentina	Operation in Brazil	Operation in Paraguay	Inter-segment eliminations	Consolidated, total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Revenues from ordinary activities	312,533,035	174,873,578	161,324,995	53,841,508	(717,482)	701,855,634
Cost of sales	(207,685,479)	(86,876,407)	(101,874,081)	(29,545,584)	717,482	(425,264,069)
Distribution expenses	(27,045,265)	(23,934,106)	(12,107,795)	(3,202,150)	-	(66,289,316)
Administrative expenses	(47,194,470)	(30,838,692)	(26,691,084)	(7,241,650)	-	(111,965,896)
Financial income	4,378,341	4,574,255	2,429,597	246,792	-	11,628,985
Financial costs	(6,931,002)	(212,341)	(6,773,220)	-	-	(13,916,563)
Net financial costs	(2,552,661)	4,361,914	(4,343,623)	246,792	-	(2,287,578)
Share of entity in income of associates accounted for using the equity method, total	892,297	-	177,964	-	-	1,070,261
Income tax expense	(15,373,833)	(15,275,084)	(3,737,614)	(1,619,029)	-	(36,005,560)
Oher income (expenses) (*)	(6,264,404)	(7,407,403)	(2,510,197)	165,990	-	(16,016,014)
Net income of the segment reported	7,309,220	14,903,801	10,238,565	12,645,877	-	45,097,463

Depreciation and amortization	10,684,367	7,706,514	7,467,659	3,275,199	-	29,133,739
					-
Current assets	471,640,732	130,120,436	346,609,780	78,906,024	-	1,027,276,972
Non-current assets	782,452,962	236,338,911	536,283,320	252,556,660	-	1,807,631,853
Segment assets, total	1,254,093,694	366,459,348	882,893,100	331,462,684	-	2,834,908,825

Carrying amount in associates accounted for using the equity method, total	55,019,439	-	36,668,491	-	-	91,687,930

Segment disbursements of non-monetary assets	27,965,380	10,742,336	8,173,208	4,115,086	-	50,996,010

Current liabilities	533,016,499	109,008,748	119,033,556	35,173,005		796,231,808
Non-current liabilities	564,225,880	26,114,552	498,675,934	15,492,455		1,104,508,821
Segment liabilities, total	1,097,242,379	135,123,299	617,709,491	50,665,460		1,900,740,629

Cash flows (used in) provided by in Operating Activities	13,354,484	22,918,684	14,022,242	19,326,324	-	69,621,734
Cash flows (used in) provided by Investing Activities	(28,501,394)	(10,742,336)	(8,173,208)	(4,115,086)	-	(51,532,024)
Cash flows (used in) provided by Financing Activities	(32,483,547)	(330,172)	(694,096)	-	-	(33,507,815)

4 – CASH AND CASH EQUIVALENTS

The composition of cash and cash equivalents is as follows:

By item	03.31.2024	12.31.2023
	ThCh$	ThCh$
Cash	236,584	552,062
Bank balances	118,935,967	119,335,228
Other fixed rate instruments	182,350,556	183,796,393
Cash and cash equivalents	301,523,107	303,683,683

Other fixed income instruments correspond primarily to investments in short-term instruments with good credit ratings, such as Time Deposits and Mutual Funds, which are highly liquid, with insignificant risk of change in value and easily converted into known amounts of cash.. There are no restrictions for significant amounts available to cash.

By currency	03.31.2024	12.31.2023
	ThCh$	ThCh$
USD	23,544,467	9,462,829
EUR	292,278	437,604
ARS	3,789,933	18,340,987
CLP	93,324,651	140,758,085
PYG	63,916,476	38,469,449
BRL	116,655,302	96,214,729
Cash and cash equivalents	301,523,107	303,683,683

5 – OTHER CURRENT AND NON-CURRENT FINANCIAL ASSETS

The composition of other financial assets is as follows:

	Balance
	Current		Non-current
Other financial assets	03.31.2024	12.31.2023	03.31.2024	12.31.2023
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets measured at amortized cost (1)	67,937,929	66,190,949	3,000,662	3,027,052
Financial assets at fair value (2)	1,327,491	1,094,844	72,441,025	78,988,715
Other financial assets (3)	-	-	18,597,970	11,300,572
Total	69,265,420	67,285,793	94,039,657	93,316,339

(1)	Financial instrument that does not meet the definition of cash equivalents pursuant to Note 2.13.

(2)	Market value of hedging instruments. See details in Note 22.

(3)	Correspond to the rights in the Argentinean company Alimentos de Soya S.A., manufacturing company of “AdeS” products, which are framed in the purchase of the "AdeS" brand managed by The Coca-Cola Company at the end of 2016.

6 – OTHER CURRENT AND NON-CURRENT NON-FINANCIAL ASSETS

The composition of other non-financial assets is as follows:

	Balance
	Current		Non-current
Other non-financial assets	03.31.2024	12.31.2023	03.31.2024	12.31.2023
	ThCh$	ThCh$	ThCh$	ThCh$
Prepaid expenses	16,890,757	11,435,334	1,538,843	1,700,462
Tax credit remainder (1)	-	933,282	41,294,284	39,373,807
Judicial deposits	-	-	15,882,607	14,649,339
Others (2)	16,151,578	6,943,235	4,871,806	3,688,874
Total	33,042,335	19,311,851	63,587,540	59,412,482

(1)	In November 2006, Rio de Janeiro Refrescos Ltda. ("RJR") filed a court order No. 0021799-23.2006.4.02.5101 seeking recognition of the right to exclude ICMS (Tax on Commerce and Services) from the PIS (Program of Social Integration) and COFINS (Contribution for the Financing of Social Security) calculation base, as well as recognition of the right to obtain reimbursement of amounts unduly collected since November 14, 2001, duly restated using the Selic interest rate. On May 20, 2019, the ruling favoring RJR became final, allowing the recovery of amounts overpaid from November 14, 2001 to August 2017. It is worth noting that in September 2017, RJR had already obtained a Security Mandate, which granted it the right to exclude, from that date, the ICMS from the PIS and COFINS calculation base.

The company took steps to assess the total amount of the credit at issue for the period of unduly collection of taxes from November 2001 to August 2017, totaling approximately CLP 100,550 million (CLP 92,783 million at December 2021) (BRL 613 million, of which BRL 370 million corresponds to capital and BRL 243 million to interest and monetary restatement. These amounts were recorded as of December 31, 2019 and recovered as of December 31, 2023.

Companhia de Bebidas Ipiranga, acquired in September 2013, also filed a court order n. 0005018-15.2002.4.03.6110 to recognize the same issue as the one previously descibed for RJR. On September 12, 2019, the ruling favoring Ipiranga became final, allowing the recovery of the amounts overpaid from September 12, 1990 to December 12, 2013 (date on which Ipiranga was acquired by RJR). The Ipiranga credit will be generated in the name of RJR, however pursuant to a contractual clause ("Subscription Agreement for Shares and Exhibits"), which requireds RJR to transfer any gain resulting from this action to the former shareholders of Ipiranga. The Company performed procedures to assess the total amount of the credit in question for the tax period expired, totaling BRL 162,588, of which BRL 80,177 correspond to principal and BRL 82,411 correspond to interest and monetary restatement. These amounts were recorded in the year ended December 31, 2020. The payment of income tax is made at the time of liquidation of the credit, with which the respective deferred tax liability of BRL 55,280 was recorded. The value of PIS and Cofins recorded was BRL 7,623 thousand.

At the closing of these financial statements the value to be transferred to the former shareholders of Ipiranga is CLP 26,916,414 (CLP 30,830,785 at December 31, 2023). The liability is recorded in other non-financial liabilities (Note 18).

(2)	Other non-financial assets are mainly composed of advances to suppliers.

7 – TRADE ACCOUNTS AND OTHER ACCOUNTS RECEIVABLE

The composition of trade and other receivables is as follows:

	Current		Non-current
Trade debtors and other accounts receivable, Net	03.31.2024	12.31.2023	03.31.2024	12.31.2023
	ThCh$	ThCh$	ThCh$	ThCh$
Trade debtors	225,007,467	251,169,538	90,308	94,190
Other debtors	32,834,678	41,973,516	269,774	277,077
Other accounts receivable	7,935,571	5,749,110	4,592	134
Total	265,777,716	298,892,164	364,674	371,401

	Current		Non-current
Trade debtors and other accounts receivable, Gross	03.31.2024	12.31.2023	03.31.2024	12.31.2023
	ThCh$	ThCh$	ThCh$	ThCh$
Trade debtors	229,467,566	255,616,735	90,308	94,190
Other debtors	33,211,345	42,135,933	269,774	277,077
Other accounts receivable	8,021,327	5,834,787	4,592	134
Total	270,700,238	303,587,455	364,674	371,401

The stratification of the portfolio for current and non-current trade accounts receivable, without impairment impact, is as follows:

	03.31.2024	12.31.2023
	ThCh$	ThCh$
Less than one month	215,563,094	239,907,074
Between one and three months	5,006,310	7,467,587
Between three and six months	1,435,273	1,276,211
Between six and eight months	5,376,157	5,142,341
Older than eight months	2,177,040	1,917,712
Total	229,557,874	255,710,925

The Company has approximately 273 thousand clients, which may have balances in the different sections of the stratification. The number of clients is distributed geographically with 68 thousand in Chile, 85 thousand in Brazil, 66 thousand in Argentina and 53 thousand in Paraguay.

The provision for expected credit losses associated with each tranche of the portfolio for current and non-current trade receivables is as follows:

	03.31.2024
	Credit amount	Impairment provision	Percentage %
	ThCh$	ThCh$
Less than one month	215,563,094	(688,819)	-0.31%
Between one and three months	5,006,310	(446,544)	-8.92%
Between three and six months	1,435,273	(382,384)	-26.64%
Between six and eight months	5,376,157	(2,393,953)	-44.53%
Older than eight months	2,177,040	(578,399)	-26.57%
Total	229,557,874	(4,460,099)

	12.31.2023
	Credit amount	Impairment provision	Percentage %
	ThCh$	ThCh$
Less than one month	239,907,074	(700,137)	-0,29%
Between one and three months	7,467,587	(294,510)	-3,94%
Between three and six months	1,276,211	(138,648)	-10,86%
Between six and eight months	5,142,341	(2,397,365)	-46,62%
Older than eight months	1,917,712	(916,537)	-48%
Total	255,710,925	(4,447,197)

The movement in the allowance for expected credit losses is presented below:

	03.31.2024	12.31.2023
	ThCh$	ThCh$
Opening balance	4,447,197	4,492,643
Increase (decrease)	382,673	1,319,216
Provision reversal	(301,623)	(1,110,743)
Increase (decrease) for changes of foreign currency	(68,148)	(253,919)
Sub – total movements	12,902	(45,446)
Ending balance	4,460,099	4,447,197

The provision for expected credit losses is recorded as an administrative expense in the statements of income by function.

8 – INVENTORIES

The composition of inventories is detailed as follows:

Details	03.31.2024	12.31.2023
	ThCh$	ThCh$
Raw materials (1)	100,507,670	90,992,931
Finished goods	122,230,591	115,591,443
Spare parts and supplies	33,927,246	26,527,656
Work in progress	186,878	194,686
Other inventories	7,033,660	6,012,077
Obsolescence provision (2)	(6,432,791)	(6,265,633)
Total	257,453,254	233,053,160

The cost of inventory recognized as cost of sales amounts to CLP 399,440,903 thousand and CLP 363,263,559 thousand as of March 31, 2024 and 2023, respectively.

(1)	Approximately 80% is composed of concentrate and sweeteners used in the preparation of beverages, as well as caps and PET supplies used in the packaging of the product.

(2)	The obsolescence provision is related mainly with the obsolescence of spare parts classified as inventories and to a lesser extent to finished products and raw materials. The general standard is to provision all those multi-functional spare parts without utility in rotation in the last four years prior to the technical analysis technical to adjust the provision. In the case of raw materials and finished products, the obsolescence provision is determined according to maturity.

9 – TAX ASSETS AND LIABILITIES

The composition of current tax accounts receivable is the following:

Tax assets	03.31.2024	12.31.2023
	ThCh$	ThCh$
Monthly provisional payments	1,219,747	4,691,320
Tax credits	33,882,470	32,125,597
Recoverable taxes from prior years	6,112,924	27,247
Surplus Tax Credit	6,343,139	6,265,971
Other Recoverable Taxes	-	272,923
Total	47,561,280	43,383,058

The composition of current tax accounts payable is the following:

	Current
Tax liabilities	03.31.2024	12.31.2023
	ThCh$	ThCh$
Income tax expense	25,037,760	13,411,621
Others	2,258,226	-
Total	27,295,986	13,411,621

10 – INCOME TAX EXPENSE AND DEFERRED TAXES

10.1	Income tax expense

The current and deferred income tax expenses are detailed as follows:

Details	03.31.2024	03.31.2023
	ThCh$	ThCh$
Current income tax expense	(32,272,594)	(58,678,298)
Current tax adjustment previous period	-	-
Foreign dividends tax withholding expense	(1,918,347)	(3,222,178)
Other current tax expense (income)	-	-
Current income tax expense	(34,190,941)	(61,900,476)
Expense (income) for the creation and reversal of temporary differences of deferred tax and others	(6,072,945)	25,894,916
Expense (income) for deferred taxes	(6,072,945)	25,894,916
Total income tax expense	(40,263,886)	(36,005,560)

The distribution of national and foreign tax expenditure is as follows:

Income taxes	03.31.2024	03.31.2023
	ThCh$	ThCh$
Current taxes
Foreign	(25,111,457)	(15,069,044)
National	(9,079,484)	(46,831,432)
Current tax expense	(34,190,941)	(61,900,476)
Deferred taxes
Foreign	(5,048,949)	(5,562,684)
National	(1,023,996)	31,457,600
Deferred tax expense	(6,072,945)	25,894,916
Income tax expense	(40,263,886)	(36,005,560)

The reconciliation of the tax expense using the statutory rate with the tax expense using the effective rate is as follows:

Reconciliation of effective rate	03.31.2024	03.31.2023
	ThCh$	ThCh$
Net income before taxes	111,589,793	81,103,023
Tax expense at legal rate (27.0%)	(30,148,187)	(31,625,815)
Effect of tax rate in other jurisdictions	(1,829,031)	(966,927)
Permanent differences:
Withholding and other non-taxable income	(3,195,322)	(3,510,949)
Non-deductible expenses	(4,850,238)	(987,428)
Tax effect on excess tax provision in previous periods	21,839	136,913
Tax effect of price-level restatement for Chilean companies	(737,578)	(1,753,874)
Subsidiaries tax withholding expense and other legal tax debits and credits	474,631	2,702,520
Adjustments to tax expense	(8,286,668)	(3,412,818)
Tax expense at effective rate	(40,263,886)	(36,005,560)
Effective rate	36.1%	44.4%

The applicable income tax rates in each of the jurisdictions where the Company operates are the following:

	Rates
Country	2024	2023
Chile	27.00%	27.00%
Brazil	34.00%	34.00%
Argentina	35.00%	35.00%
Paraguay	10.00%	10.00%

10.2	Deferred taxes

The net cumulative balances of temporary differences resulted in deferred tax assets and liabilities, which are detailed as follows:

	03.31.2024		12.31.2023
Temporary differences	Assets	Liabilities	Assets	Liabilities
	ThCh$	ThCh$	ThCh$	ThCh$
Property, plant and equipment	6,424,819	(61,593,595)	5,970,424	(54,058,525)
Obsolescence provision	2,316,397	-	2,231,501	-
ICMS exclusion credit	3,515,576	-	3,241,530	-
Employee benefits	4,591,299	-	8,212,311	(14,382)
Provision for severance indemnity	2,553,848	(99,352)	2,546,033	(94,659)
Tax loss carry forwards (1)	1,389,569	-	2,142,747	-
Tax goodwill Brazil (2)	-	(17,116,247)	-	(15,782,005)
Contingency provision	29,343,706		27,144,927	-
Foreign Exchange differences (3)	6,085,204	(2,870,223)	4,640,723	-
Allowance for doubtful accounts	885,821	-	799,274	-
Coca-Cola incentives (Argentina)	140,349	-	-	-
Assets and liabilities for placement of bonds	-	(549,844)	-	(561,994)
Financial expense	-	(2,507,672)	-	(2,363,384)
Lease liabilities	5,972,402	-	3,665,695	-
Inventories	2,134,277	-	1,706,518	-
Distribution rights (4)	-	(168,220,010)	-	(161,155,669)
Prepaid income	4,488,849	-	4,481,352	-
Spare parts	-	(8,435,519)	-	(4,816,189)
Intangibles	79,029	(9,094,354)	77,752	(5,497,812)
Others	3,183,115	(3,779,112)	4,301,875	(2,965,088)
Subtotal	73,104,260	(274,265,929)	71,162,662	(247,309,707)
Offsetting of deferred tax assets/(liabilities)	(68,439,021)	68,439,021	(66,839,488)	66,839,488
Total assets and liabilities net	4,665,239	(205,826,908)	4,323,174	(180,470,219)

(1)	Tax losses mainly associated with entities in Chile. Tax losses have no expiration date in Chile.
(2)	Difference for tax amortization of Goodwill in Brazil.
(3)	Corresponds to deferred taxes for exchange rate differences generated on the translation of debts expressed in foreign currency in the subsidiary Rio de Janeiro Refrescos Ltda., that for tax purposes are recognized when paid.
(4)	Distribution rights arising from business combinations. See Note 15.

Deferred tax account movements are as follows:

Movement	03.31.2024	12.31.2023
	ThCh$	ThCh$
Opening balance	(176,147,045)	(163,350,223)
Increase (decrease) in deferred tax	(17,644,048)	(31,400,047)
Increase (decrease) due to foreign currency translation(*)	(7,370,577)	18,603,225
Total movements	(25,014,625)	(12,796,822)
Ending balance	(201,161,670)	(176,147,045)

(*) Includes IAS 29 effects due to inflation in Argentina

11 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at the close of each period is detailed as follows:

Property, plant and equipment, gross	03.31.2024	12.31.2023
	ThCh$	ThCh$
Construction in progress	110,235,170	96,126,388
Land	124,580,005	115,737,432
Buildings	407,669,511	356,340,587
Plant and equipment	742,987,666	709,047,901
Information technology equipment	41,439,643	35,069,078
Fixed installations and accessories	60,341,794	43,914,423
Vehicles	90,973,208	81,294,395
Leasehold improvements	446,284	420,586
Rights of use	112,986,182	100,265,151
Other properties, plant and equipment (1)	541,499,501	425,204,655
Total Property, plant and equipment, gross	2,233,158,964	1,963,420,596

Accumulated depreciation of Property, plant and equipment	03.31.2024	12.31.2023
	ThCh$	ThCh$
Buildings	(146,433,067)	(130,708,389)
Plant and equipment	(502,517,889)	(494,072,229)
Information technology equipment	(30,506,917)	(25,646,570)
Fixed installations and accessories	(40,437,845)	(28,383,356)
Vehicles	(56,897,345)	(48,042,781)
Leasehold improvements	(384,667)	(351,552)
Rights of use	(75,858,895)	(66,973,796)
Other properties, plant and equipment (1)	(384,707,275)	(296,853,112)
Total accumulated depreciation	(1,237,743,900)	(1,091,031,785)
Total Property, plant and equipment, net	995,415,064	872,388,811

(1) The net balance of each of these categories is presented below:

Other Property, plant and equipment, net	03.31.2024	12.31.2023
	ThCh$	ThCh$
Bottles	49,991,452	43,683,655
Marketing and promotional assets (market assets)	87,603,791	72,164,433
Other Property, plant and equipment	19,196,983	12,503,455
Total	156,792,226	128,351,543

11.1	Movements

Movements in Property, plant and equipment are detailed as follows:

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Others	Rights-of-use, net (1)	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at 01.01.2024	96,126,388	115,737,432	225,632,198	214,975,672	9,422,508	15,531,067	33,251,614	69,034	128,351,543	33,291,355	872,388,811
Additions	20,571,837	-	45,060	5,696,726	130,978	15,506	208,013	3,108	16,160,619	-	42,831,847
Right-of use additions	-	-	-	-	-	-	-	-	-	1,811,091	1,811,091
Disposals	-	-	(17)	(1,370)	-	-	(65,426)	-	(175,881)	-	(242,694)
Transfers between items of Property, plant and equipment	(16,366,007)	-	8,004,365	3,745,825	810,554	261,030	286,801	-	3,249,175	8,257	-
Right-of-use transfers	-	-	-	-	-	-	-	-	-		-
Depreciation expense		-	(2,627,606)	(8,664,298)	(970,638)	(693,644)	(1,683,250)	(13,417)	(15,505,078)		(30,157,931)
Amortization										(4,111,659)	(4,111,659)
Increase (decrease) due to foreign currency translation differences	17,848,771	8,842,573	30,182,444	23,706,538	1,539,324	4,789,990	2,082,528	2,892	28,919,182	6,136,816	124,051,058
Other increase (decrease) (2)	(7,945,819)		-	1,010,684		-	(4,417)	-	(4,207,334)	(8,573)	(11,155,459)
Total movements	14,108,782	8,842,573	35,604,246	25,494,105	1,510,218	4,372,882	824,249	(7,417)	28,440,683	3,835,932	123,026,253
Ending balance al 03.31.2024	110,235,170	124,580,005	261,236,444	240,469,777	10,932,726	19,903,949	34,075,863	61,617	156,792,226	37,127,287	995,415,064

(1)	Right of use assets is composed as follows:

Right-of-use	Gross asset	Accumulated depreciation	Net asset
	ThCh$	ThCh$	ThCh$
Constructions and buildings	20,947,539	(9,943,858)	11,003,681
Plant and Equipment	65,210,801	(44,892,200)	20,318,601
IT equipment	1,597,420	(1,424,647)	172,773
Motor vehicles	16,357,366	(10,822,892)	5,534,474
Others	8,873,056	(8,775,298)	97,758
Total	112,986,182	(75,858,895)	37,127,287

Lease liabilities interest expenses at the closing of the period reached ThCh$ 819,505

(2)	Corresponds mainly to the effect of adopting IAS 29 in Argentina.

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Others	Rights-of-use, net (1)	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at 01.01.2023	49,169,567	104,906,878	220,452,589	194,082,859	7,735,547	25,741,063	31,158,954	80,186	144,297,623	20,595,993	798,221,259
Additions	100,905,107	11,316,009	1,266,472	37,341,985	1,081,074	6,248	3,804,000	22,935	41,756,709	-	197,500,539
Right-of use additions	-	-	-	-	-	-	-	-	-	25,119,021	25,119,021
Disposals	-	-	(6,707)	(292,766)	(1,365)	-	(42,333)	-	(1,431,798)	(174,444)	(1,949,413)
Transfers between items of Property, plant and equipment	(57,285,699)	-	9,985,619	21,285,201	2,279,728	2,148,709	2,511,373	-	18,399,131	675,938	-
Right-of-use transfers	-	-	-	-	-	-	-	-	-	-	-
Depreciation expense	-	-	(9,175,999)	(29,999,476)	(3,048,237)	(1,903,192)	(5,692,021)	(46,176)	(46,855,960)	-	(96,721,061)
Amortization	-								-	(11,005,033)	(11,005,033)
Increase (decrease) due to foreign currency translation differences	95,202	(485,959)	(4,295,531)	(2,173,388)	311,883	(3,243,921)	898,032	4,474	(16,326,501)	56,926	(25,158,783)
Other increase (decrease) (2)	3,242,211	504	7,405,755	(5,268,743)	1,063,878	(7,217,840)	613,609	7,615	(11,487,661)	(1,977,046)	(13,617,718)
Total movements	46,956,821	10,830,554	5,179,609	20,892,813	1,686,961	(10,209,996)	2,092,660	(11,152)	(15,946,080)	12,695,362	74,167,552
Ending balance al 12.31.2023	96,126,388	115,737,432	225,632,198	214,975,672	9,422,508	15,531,067	33,251,614	69,034	128,351,543	33,291,355	872,388,811

(1)	Right of use assets is composed as follows:

Right-of-use	Gross asset	Accumulated depreciation	Net asset
	ThCh$	ThCh$	ThCh$
Constructions and buildings	16,246,384	(6,883,481)	9,362,903
Plant and Equipment	52,431,352	(35,679,624)	16,751,728
IT equipment	1,155,261	(1,030,250)	125,011
Motor vehicles	22,051,973	(15,132,557)	6,919,416
Others	8,380,181	(8,247,884)	132,297
Total	100,265,151	(66,973,796)	33,291,355

Lease liabilities interest expenses at the closing of the period reached ThCh$ 2,616,945

(2)	Corresponds mainly to the effect of adopting IAS 29 in Argentina.

12 – RELATED PARTIES

Balances and main transactions with related parties are detailed as follows:

12.1	Accounts receivable:

					03.31.2024		12.31.2023
Taxpayer ID	Company	Relationship	Country	Currency	Current	Non-current	Current	Non-current
					ThCh$	ThCh$	ThCh$	ThCh$
96.891.720-K	Embonor S.A.	Shareholder related	Chile	CLP	4,541,108	-	7,371,731	-
77.526.480-2	Comercializadora Nova Verde	Common shareholder	Chile	CLP	3,989,227	-	5,071,655	-
Foreign	Sorocaba Refrescos	Shareholder related	Brazil	BRL	-	-	1,223,699	-
76.140.057-6	Monster	Associate	Chile	CLP	1,825,006	-	837,713	-
86.881.400-4	Envases CMF S.A.	Associate	Chile	CLP	713,006	-	713,006	-
96.517.210-2	Embotelladora Iquique S.A.	Shareholder related	Chile	CLP	369,511	-	403,061	-
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	CLP	160,979	108,021	349,914	108,021
76.572.588-7	Coca Cola del Valle New Ventures S.A.	Associate	Chile	CLP	45,032	-	149,820	-
Foreign	Embotelladoras Bolivianas Unidas S.A.	Shareholder related	Bolivia	USD	-	-	40,719	-
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	ARS	-	-	-	-
79.826.410-9	Guallarauco	Associate	Chile	CLP	-	-	-	-
Total					11,643,869	108,021	16,161,318	108,021

12.2	Accounts payable:

					03.31.2024		12.31.2023
Taxpayer ID	Company	Relationship	Country	Currency	Current	Non-current	Current	Nion-current
					ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Recofarma do Indústrias Amazonas Ltda.	Shareholder related	Brazil	BRL	42,067,975	6,495,932	40,159,177	6,007,041
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	CLP	28,443,820	-	25,770,189	-
Foreign	Ser. y Prod. para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	ARS	18,452,497	-	9,431,483	-
86.881.400-4	Envases CMF S.A.	Associate	Chile	CLP	7,544,602	-	6,883,553	-
Foreign	Coca-Cola Company	Shareholder	Paraguay	PYG	5,374,467	-	4,877,061	-
Foreign	Monster Energy Company – EEUU	Shareholder related	Argentina	PYG	378,620	-	2,389,283	-
77.526.480-2	Comercializadora Nova Verde S.A.	Common shareholder	Chile	CLP	2,810,342	-	2,831,752	-
Foreign	Monster Energy Brasil Com de Bebidas Ltda.	Shareholder related	Brazil	BRL	2,764,735	-	1,985,330	-
76.572.588-7	Coca-Cola del Valle New Ventures S.A.	Associate	Chile	CLP	513,258	-	602,113	-
96.891.720-K	Embonor S.A.	Shareholder related	Chile	CLP	416,072	-	416,073	-
Foreign	Leão Alimentos e Bebidas Ltda.	Associate	Brazil	BRL	287,265	-	307,967	-
Foreign	The Coca-Cola Export Corporation	Shareholder related	Panama	USD	-	-	288,001	-
Foreign	Monster Energy Company – EEUU	Shareholder related	Argentina	PYG	41,031	-	61,155	-
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	ARS	31,573	-	38,797	-
89.996.200-1	Envases del Pacifico S.A.	Shareholder related	Chile	CLP	-	-	3,690	-
Total					109,126,257	6,495,932	96,045,624	6,007,041

12.3	Transactions:

Taxpayer ID	Company	Relationship	Country	Transaction description	Currency	Accumulated at 03.31.2024	Accumulated at 12.31.23
						ThCh$	ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Purchase of concentrate	CLP	51,394,757	207,040,438
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Purchase of advertising services and others	CLP	2,780,059	9,057,004
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Lease of water source	CLP	1,774,442	6,424,479
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Sale of raw materials and others	CLP	96,396	1,025,290
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Minimum dividend	CLP	-	35,855
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of containers	CLP	6,145,856	21,103,185
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of raw materials	CLP	8,161,347	32,085,055
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of services and others	CLP	293,561	496,196
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of services and others	CLP	-	-
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of containers	CLP	3,277,851	10,830,682
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of containers/raw materials	CLP	3,208,435	10,981,598
93.281.000-K	Coca-Cola Embonor S.A.	Common shareholder	Chile	Sale of finished products	CLP	23,451,173	74,933,722
93.281.000-K	Coca-Cola Embonor S.A.	Common shareholder	Chile	Sale of services and others	CLP	37,872	360,722
93.281.000-K	Coca-Cola Embonor S.A.	Common shareholder	Chile	Sale of raw materials and inputs	CLP	18,506	261,983
96.891.720-K	Embonor S.A.	Shareholder related	Chile	Minimum dividend	CLP	173,819	416,073
96.517.310-2	Embotelladora Iquique S.A.	Shareholder related	Chile	Sale of finished products	CLP	1,431,487	6,912,134
89.996.200-1	Envases del Pacífico S.A.	Director related	Chile	Purchase of raw materials and inputs	CLP	47,067	3,690
94.627.000-8	Parque Arauco S.A	Director related	Chile	Space lease	CLP	-	143,308
Foreign	Recofarma do Indústrias Amazonas Ltda.	Shareholder related	Brazil	Purchase of concentrate	BRL	40,567,147	125,212,630
Foreign	Recofarma do Indústrias Amazonas Ltda.	Shareholder related	Brazil	Sale of water source	BRL	-	9,750,769
Foreign	Recofarma do Indústrias Amazonas Ltda.	Shareholder related	Brazil	Lease of water source	BRL	1,755,345	624,871
Foreign	Serv. y Prod. para Bebidas Refrescantes S.R.L.	Shareholder related	Argentina	Purchase of concentrate	ARS	35,757,339	109,232,990
Foreign	Serv. y Prod. para Bebidas Refrescantes S.R.L.	Shareholder related	Argentina	Advertising rights awards and others	ARS	-	124,203
Foreign	KAIK Participações	Associate	Brazil	Reimbursement and other purchases	BRL	36,167	114,147
Foreign	Leão Alimentos e Bebidas Ltda.	Associate	Brazil	Purchase of products	BRL	210,228	130,042
Foreign	Sorocaba Refrescos S.A.	Associate	Brazil	Purchase of products	BRL	1,241,080	2,799,927
89.862.200-2	Latam Airlines Group S.A.	Director related	Chile	Sale of products	CLP	2,375	-
76.572.588-7	Coca-Cola Del Valle New Ventures SA	Associate	Chile	Sale of services and others	CLP	76,310	555,666
76.572.588-7	Coca-Cola Del Valle New Ventures SA	Associate	Chile	Purchase of services and others	CLP	1,164,161	4,296,982
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	Payment of fees and services	ARS	8,173	565,355
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	Purchase of products	ARS	103,186	674,311
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	Marketing services	ARS	205	49,114
Foreign	Trop Frutas do Brasil Ltda.	Associate	Brazil	Purchase of products	BRL	168,147	190,060
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Sale of raw materials	CLP	-	61,184
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Sale of finished products	CLP	3,121,801	12,827,332
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Sale of services and others	CLP	82,365	1,689,356
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Purchase of finished products	CLP	6,816,613	21,192,591
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Advertising services and others	CLP	189,591	924,924
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Cold equipment maintenance	CLP	91,816	594,640
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Purchase of raw materials	CLP	148,163	401,498
97.036.000-K	Banco Santander Chile.	Director/Manager/Executive	Chile	Purchase of services	CLP	431	4,396,965
Foreign	Monster Energy Brasil Comercio de Bebidas Ltda.	Equity investee	Brazil	Purchase of products	BRL	153,301	3,466,645
33-0520613	Monster Energy Company - USA	Equity investee	U.S.A.	Purchase of advertising material	CLP	37,948	175,705
76140057-6	Monster Energy Company - CHILE	Subsidiary	Chile	Sale of advertising services and others	CLP	1,184,074	3,561,747
76140057-6	Monster Energy Company - CHILE	Subsidiary	Chile	Purchase of advertising services and others	CLP	2,130	439,520
76140057-6	Monster Energy Company - CHILE	Subsidiary	Chile	Purchase of finished products	CLP	15,489,927	35,904,599
Foreign	The Coca-Cola Export Corporation Panama	Shareholder related	Chile	Purchase of products and others	CLP	582,052	230,619
Foreign	The Coca-Cola Export Corporation Atlanta	Shareholder related	Chile	Purchase of products and others	CLP	-	361,873

12.4	Salaries and benefits received by key management

Salaries and benefits paid to the Company’s key management personnel including directors and managers are detailed as follows:

Description	03.31.2024	03.31.2023
	ThCh$	ThCh$
Executive wages, salaries and benefits	7,109,824	4,373,557
Director allowances	438,900	390,000
Total	7,548,724	4,763,557

13 – CURRENT AND NON-CURRENT EMPLOYEE BENEFITS

Employee benefits are detailed as follows:

Description	03.31.2024	12.31.2023
	ThCh$	ThCh$
Accrued vacation	25,611,656	23,546,649
Participation in profits and bonuses	14,699,889	36,455,454
Severance indemnity	17,807,230	16,289,643
Total	58,118,775	76,291,746

	ThCh$	ThCh$
Current	40,311,545	57,817,800
Non-current	17,807,230	18,473,946
Total	58,118,775	76,291,746

13.1	Severance indemnities

The movements in benefits and valuation as mentioned in Note 2 are as follows:

Movements	03.31.2024	12.31.2023
	ThCh$	ThCh$
Opening balance	18,473,946	17,409,795
Service costs	1,061,658	1,202,371
Interest costs	221,430	1,000,018
Actuarial variations	(316,208)	(1,678,013)
Other accrued benefits	(719,278)	2,184,304
Benefits paid	(914,318)	(1,644,529)
Total	17,807,230	18,473,946

13.1.1	Assumptions

The actuarial assumptions used are detailed as follows:

Assumptions	03.31.2024	12.31.2023
Discount rate	2.26%	2.26%
Expected salary increase rate	2.0%	2.0%
Turnover rate	7.62%	7.62%
Mortality rate	RV-2020	RV-2020
Retirement age of women	60 years	60 years
Retirement age of men	65 years	65 years

13.2	Personnel expenses

Personnel expenses included in the consolidated statement of income are as follows:

Description	03.31.2024	03.31.2023
	ThCh$	ThCh$
Wages and salaries	85,485,855	68,158,198
Employee benefits	21,704,047	17,229,731
Severance benefits	2,054,640	2,011,301
Other personnel expenses	6,185,517	5,448,412
Total	115,430,059	92,847,642

14 – INVESTMENTS IN ASSOCIATES ACCOUNTED FOR USING THE EQUITY METHOD

14.1	Description

Investments in associates are accounted for using the equity method. Investments in associates are detailed as follows:

			Functional	Investment value		Ownership interest
TAXPAYER ID	Name	Country	currency	03.31.2024	12.31.2023	03.31.2024	12.31.2023
86.881.400-4	Envases CMF S.A. (1)	Chile	CLP	21,688,776	21,025,975	50.00%	50.00%
Foreign	Leão Alimentos e Bebidas Ltda. (2)	Brazil	BRL	14,595,145	10,636,778	10.26%	10.26%
Foreign	Kaik Participações Ltda. (2)	Brazil	BRL	527,934	1,551,253	11.32%	11.32%
Foreign	SRSA Participações Ltda.	Brazil	BRL	64,678	59,875	40.00%	40.00%
Foreign	Sorocaba Refrescos S.A.	Brazil	BRL	29,315,730	28,875,351	40.00%	40.00%
Foreign	Trop Frutas do Brasil Ltda. (2)	Brazil	BRL	1,132,513	885,062	7.52%	7.52%
76.572.588.7	Coca-Cola del Valle New Ventures S.A.	Chile	CLP	28,290,493	28,764,973	35.00%	35.00%
Total				95,615,269	91,799,267

(1)	In Envases CMF S.A., regardless of the ownership interest, it was determined that no controlling interest was held, only a significant influence, given that there was not a majority vote of the Board of Directors to make strategic business decisions.

(2)	In these companies, regardless of the ownership interest, it has been defined that the Company has significant influence, given that it has the right to appoint directors.

Envases CMF S.A.

Chilean entity whose corporate purpose is to manufacture and sell plastic material products and beverage bottling and packaging services. The business relationship is to supply plastic bottles, preforms and caps to Coca-Cola bottlers in Chile.

Leão Alimentos e Bebidas Ltda.

Brazilian entity whose corporate purpose is to manufacture and commercialize food, beverages in general and beverage concentrates. Invest in other companies. The business relationship is to produce non-carbonated products for Coca-Cola bottlers in Brazil.

Kaik Participações Ltda.

Brazilian entity whose corporate purpose is to invest in other companies with its own resources.

SRSA Participações Ltda.

Brazilian entity whose corporate purpose is the purchase and sale of real estate investments and property management, supporting the business of Rio De Janeiro Refrescos Ltda. (Andina Brazil).

Sorocaba Refrescos S.A.

Brazilian entity whose corporate purpose is to manufacture and commercialize food, beverages in general and beverage concentrates, in addition to investing in other companies. It has commercial relationship with Rio de Janeiro Refrescos Ltda. (Andina Brazil).

Trop Frutas do Brasil Ltda.

Brazilian entity whose corporate purpose is to manufacture, commercialize and export natural fruit pulp and coconut water. The business relationship is to produce products for Coca-Cola bottlers in Brazil.

Coca-Cola del Valle New Ventures S.A.

Chilean entity whose corporate purpose is to manufacture, distribute and commercialize all kinds of juices, waters and beverages in general. The business relationship is to produce waters and juices for Coca-Cola bottlers in Chile.

14.2	Movements

The movement of investments in other entities accounted for using the equity method is shown below:

Description	03.31.2024	12.31.2023
	ThCh$	ThCh$
Opening balance	91,799,267	92,344,598
Dividends declared	(1,117,335)	(6,232,958)
Share in operating income	1,353,615	3,145,106
Other increase (decrease) in investments in associated companies (Impairment in Trop Frutas do Brasil Ltda.)	-	(1,615,050)
Other increase (decrease) in investments in associates*	3,579,722	4,157,571
Ending balance	95,615,269	91,799,267

*Mainly due to foreign exchange rates

The main movement is explained by dividends declared in 2024 and 2023 corresponding to Envases CMF S.A. and Sorocaba Refrescos S.A.

14.3	Reconciliation of share of profit in investments in associates:

Description	03.31.2024	03.31.2023
	ThCh$	ThCh$
Share in operating income	1,353,615	1,327,440
Unrealized earnings from product inventory acquired from associates and not sold at the end of the period, which is presented as a discount in the respective asset account (containers and / or inventory)	(177,920)	(257,179)
Income statement balance	1,175,694	1,070,261

14.4	Summary financial information of associates:

The tables below reflect the amounts presented in the financial statements of the relevant associates and not the Company's share of those amounts.

At March 31, 2024

	Envases CMF S.A.	Sorocaba Refrescos S.A.	Kaik Participações Ltda.	SRSA Participações Ltda.	Leão Alimentos e Bebidas Ltda.	Trop Frutas do Brasil Ltda.	Coca Cola del Valle New Ventures S.A.
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Short term assets	56,858,877	32,417,872	9,995,499	26,804	92,255,252	22,394,081	26,871,006
Long term assets	53,437,228	116,766,989	45,39,101	376,905	67,855,354	24,332,120	69,796,108
Total assets	110,296,105	149,184,861	14,534,601	403,710	160,110,606	46,726,201	96,667,113
Short term liabilities	39,150,283	28,779,948	9,862,890	241,799	18,108,804	13,639,475	15,837,606
Long term liabilities	27,768,269	49,411,750	,	,	19,269,946	14,531,005	-
Total liabilities	66,918,552	78,191,698	9,862,890	241,799	37,378,750	28,170,480	15,837,606
Total Equity	43,377,553	70,993,163	4,671,710	161,911	122,731,856	18,555,721	80,829,507
Total revenue from ordinary activities	24,707,043	26,200,918	175,901	157,981	11,219,208	10,334,780	6,504,438
Net income before taxes	1,815,895	(8,041,123)	175,901	157,981	(1,751,720)	(2,757)	(924,361)
Net income after taxes	1,325,603	2,289,255	175,901	157,981	(2,302,940)	44,996	(969,070)
Other comprehensive income	-	257,286	,	,	(99,532,422)	(227,009)	-
Total comprehensive income	1,325,603	2,546,541	175,901	157,981	(101,835,362)	(182,013)	(969,070)

Reporting date (See Note 2.3)	03.31.2024	02.28.2024	02.28.2024	02.28.2024	02.28.2024	02.28.2024	02.28.2024

At December 31, 2023

	Envases CMF S.A.	Sorocaba Refrescos S.A.	Kaik Participações Ltda.	SRSA Participações Ltda.	Leão Alimentos e Bebidas Ltda.	Trop Frutas do Brasil Ltda.	Coca Cola del Valle New Ventures S.A.
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Short term assets	50,693,046	39,392,459	-	24,715	92,747,488	21,186,620	24,548,167
Long term assets	54,127,400	101,420,184	13,704,046	347,922	62,843,154	28,404,343	70,825,265
Total assets	104,820,446	140,812,643	13,704,046	372,637	155,590,642	49,590,963	95,373,432
Short term liabilities	35,045,849	22,951,428	-	222,950	22,924,938	14,104,874	13,188,225
Long term liabilities	27,722,647	46,453,440	34	-	16,678,828	13,212,410	-
Total liabilities	62,768,496	69,404,868	34	222,950	39,603,766	27,317,284	13,188,225
Total Equity	42,051,950	71,407,775	13,704,012	149,687	115,986,876	22,273,679	82,185,207
Total revenue from ordinary activities	92,308,940	-	983,452	146,063	84,624,940	55,434,136	29,385,365
Net income before taxes	5,923,727	58,931,149	983,452	146,063	5,657,251	(2,548,671)	(7,822,534)
Net income after taxes	4,755,373	(1,206,475)	-	146,063	2,529,341	(2,349,151)	(5,101,497)
Other comprehensive income	29,516	9,690,233	-	-	(93,593,890)	(58,242)	-
Total comprehensive income	4,784,889	8,483,758	983,452	146,063	(91,064,549)	(2,407,393)	(5,101,497)

Reporting date (See Note 2.3)	12.31.2023	11.30.2023	11.30.2023	11.302023	11.30.2023	11.30.2023	11.30.2023

15 – INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets other than goodwill are detailed as follows:

	March 31, 2024			December 31, 2023
Description	Gross value	Accumulated Amortization / Impairment	Net value	Gross value	Accumulated Amortization / Impairment	Net value
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Distribution rights (1)	702,898,121	(3,078,000)	699,820,121	667,955,100	(3,078,000)	664,877,100
Software	71,984,729	(45,655,087)	26,329,642	63,828,408	(40,121,558)	23,706,850
Water rights	587,432	-	587,432	587,432	-	587,432
Trademarks indefinite useful life (2)	6,877,197	-	6,877,197	6,341,107	-	6,341,107
Trademarks definite useful life (3)	1,297,378	(938,249)	359,129	1,297,378	(891,277)	406,101
Others	606,868	(598,893)	7,975	560,183	(552,208)	7,975
Total	784,251,725	(50,270,229)	733,981,496	740,569,608	(44,643,043)	695,926,565

(1)	Correspond to brands, water rights and distribution rights. Distribution rights are contractual rights to produce and distribute Coca-Cola products in certain parts of Argentina, Brazil, Chile and Paraguay. Distribution rights result from the valuation process at fair value of the assets and liabilities of the companies acquired in business combinations. Production and distribution contracts are renewable for periods of 5 years with Coca-Cola. The nature of the business and renewals that Coca-Cola has permanently done on these rights, allow qualifying them as indefinite contracts.

Distribution rights together with the assets that are part of the cash-generating units, are annually subjected to the impairment test. Such distribution rights have an indefinite useful life, are not subject to amortization. Rights in Chile related to AdeS were provisioned for impairment pursuant to the annual tests performed. See Note 2.8.

(2)	On September 21, 2021 Coca-Cola Andina together with Coca-Cola Femsa, acquired the Brazilian beer brand Therezópolis for BRL 70 million. Each bottler bought 50% of the brand. This transaction is part of the company’s long-term strategy to complement its beer portfolio in Brazil. The transaction was completed and approved by CADE (Brazilian Administrative Council of Economic Defense). In September of that same year, Andina recorded an intangible asset under the Therezópolis brand for BRL 35 million with an indefinite useful life.

(3)	Correspond to distribution rights that did not arise from business combinations. These rights are subject to amortization.

Distribution rights	03.31.2024	12.31.2023
	ThCh$	ThCh$
Chile (excluding Metropolitan Region, Rancagua and San Antonio)	301,187,149	301,187,149
Brazil (Rio de Janeiro, Espirito Santo, Ribeirão Preto and the investments in Sorocaba and Leão Alimentos y Bebidas Ltda.)	198,456,246	182,986,222
Paraguay	196,510,537	178,475,561
Argentina (North and South)	3,666,189	2,228,168
Total	699,820,121	664,877,100

The movement and balances of identifiable intangible assets are detailed as follows:

	March 31, 2024
Description	Distribution rights	Software	Water rights	Trademarks indefinite useful life	Trademarks definite useful life	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance	664,877,100	23,706,850	587,432	6,341,107	406,101	7,975	695,926,565
Additions	-	1,655,997	-	-	-	-	1,655,997
Amortization /Impairment	-	(1,500,098)	-	-	(46,972)	-	(1,547,070)
Other increases (decreases) (1)	34,943,021	2,466,893	-	536,090	-	-	37,946,004
Ending balance	699,820,121	26,329,642	587,432	6,877,197	359,129	7,975	733,981,496

	December 31, 2023
Description	Distribution rights	Software	Water rights	Trademarks indefinite useful life	Trademarks definite useful life	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance	644,233,416	20,763,351	439,102	5,741,054	593,990	7,975	671,778,888
Additions	-	8,984,225	148,330	-	-	-	9,132,555
Amortization	-	(4,857,341)	-	-	(187,889)	-	(5,045,230)
Impairment (2)	(1,627,000)	-	-	-	-	-	(1,627,000)
Other increases (decreases) (1)	22,270,684	(1,183,385)	-	600,053	-	-	21,687,352
Ending balance	664,877,100	23,706,850	587,432	6,341,107	406,101	7,975	695,926,565

(1)	Mainly corresponds to restatement due to the effects of translation of distribution rights of foreign subsidiaries.

(2) The rights in Chile related to AdeS were provisioned for impairment according to the annual tests performed. See Note 2.8.

16 – GOODWILL

Movement in Goodwill is detailed as follows:

Cash Generating Unit	01.01.2024	Foreign currency translation differences	03.31.2024
	ThCh$	ThCh$	ThCh$
Chilean operation	8,503,023	-	8,503,023
Brazilian operation	73,831,515	6,155,569	79,987,084
Argentine operation	32,193,085	20,786,867	52,979,952
Paraguayan operation	7,576,179	765,575	8,341,754
Total	122,103,802	27,708,011	149,811,813

Cash Generating Unit	01.01.2023	Foreign currency translation differences	12.31.2023
	ThCh$	ThCh$	ThCh$
Chilean operation	8,503,023	-	8,503,023
Brazilian operation	66,941,508	6,890,007	73,831,515
Argentine operation	46,254,831	(14,061,746)	32,193,085
Paraguayan operation	7,324,560	251,619	7,576,179
Total	129,023,922	(6,920,120)	122,103,802

17 – OTHER CURRENT AND NON-CURRENT FINANCIAL LIABILITIES

Liabilities are detailed as follows:

	Balance
	Current		Non-current
	03.31.2024	12.31.2023	03.31.2024	12.31.2023
	ThCh$	ThCh$	ThCh$	ThCh$
Bank loans (Note 17.1.1 - 3)	8,177,877	1,500,909	13,444,232	13,403,691
Bonds payable, net (1) (Note 17.2)	22,754,929	27,479,415	993,964,607	953,660,440
Bottle guaranty deposits	12,451,250	12,632,184	-	-
Derivative contract liabilities (Note 17.3)	1,443,966	1,458,210	23,410,539	52,449,925
Lease liabilities (Note 17.4.1 - 2)	9,343,484	9,926,283	25,662,190	24,811,777
Total	54,171,506	52,997,001	1,056,481,568	1,044,325,833

(1) Amounts net of issuance expenses and discounts related to issuance.

The fair value of financial assets and liabilities is presented below:

	Book value	Fair value	Book value	Fair value
Current	03.31.2024	03.31.2024	12.31.2023	12.31.2023
	ThCh$	ThCh$	ThCh$	ThCh$
Cash and cash equivalent (2)	301,523,107	301,523,107	303,683,683	303,683,683
Financial assets at fair value (1)	1,299,651	1,299,651	842,906	842,906
Trade debtors and other accounts receivable (2)	265,777,716	265,777,716	296,883,937	296,883,937
Accounts receivable related companies (2)	11,643,869	11,643,869	13,192,740	13,192,740
Bank liabilities (2)	8,177,877	7,593,278	1,500,909	1,465,732
Bonds payable (2)	22,754,929	22,762,528	27,419,415	26,931,768
Bottle guaranty deposits (2)	12,451,250	12,451,250	12,632,186	12,632,186
Forward contracts liabilities (see Note 22) (1)	1,443,967	1,443,967	1,458,210	1,458,210
Leasing agreements (2)	9,343,484	9,343,484	9,926,283	9,926,283
Accounts payable (2)	373,882,452	373,882,452	428,911,984	428,911,984
Accounts payable related companies (2)	109,126,257	109,126,257	94,821,925	94,821,925

Non-current	Book value 03.31.2024	Fair value 03.31.2024	Book value 12.31.2023	Fair value 12.31.2023
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets at fair value (1)	72,441,025	72,441,025	78,988,714	78,988,714
Non-current accounts receivable (2)	364,674	364,674	371,401	371,401
Accounts receivable related companies (2)	108,021	108,021	108,021	108,021
Bank liabilities (2)	13,444,232	13,444,232	13,403,691	13,403,691
Bonds payable (2)	993,964,607	916,539,034	953,660,440	894,107,588
Leasing agreements (2)	25,662,190	25,662,190	24,811,777	24,811,777
Non-current accounts payable (2)	2,348,968	2,348,968	2,392,555	2,392,555
Derivative contracts liabilities (see Note 22) (1)	23,410,539	23,410,539	52,449,925	52,449,925
Accounts payable related companies (2)	6,495,932	6,495,932	6,007,041	6,007,041

(1)	Fair values are based on discounted cash flows using market discount rates at the close of the six-month and one-year period and are classified as Level 2 of the fair value measurement hierarchies.

(2)	Financial instruments such as: Cash and Cash Equivalents, Trade debtors and Other Accounts Receivable, Accounts Receivable related companies, Bottle Guarantee Deposits Trade Accounts Payable, and Other Accounts Payable related companies present a fair value that approximates their carrying value, considering the nature and term of the obligation. The business model is to maintain the financial instrument in order to collect/pay contractual cash flows, in accordance with the terms of the contract, where cash flows are received/cancelled on specific dates that exclusively constitute payments of principal plus interest on that principal. These instruments are revalued at amortized cost.

17.1 Bank liabilities

17.1.1 Bank liabilities, current

									Maturity		Total
Indebted Entity			Creditor Entity				Type of	Nominal	Up to	90 days to	At	At
Taxpayer ID	Name	Country	Taxpayer ID	Name	Country	Currency	Amortization	Rate	90 days	1 year	03.31.2024	12.31.2023
									ThCh$	ThCh$	ThCh$	ThCh$
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco Estado	Chile	CLP	Semiannually	2.00%	13,588	-	13,588	34,460
77.427.659-9	Re-Ciclar S.A.	Chile	97.018.000-1	Scotiabank Chile S.A.	Chile	CLP	Semiannually	9.49%	-	73,544	73,544	186,233
77.427.659-9	Re-Ciclar S.A.	Chile	97.018.000-1	Scotiabank Chile S.A.	Chile	UF	Semiannually	3.32%	-	16,093	16,093	56,529
77.427.659-9	Re-Ciclar S.A.	Chile	97.018.000-1	Scotiabank Chile S.A.	Chile	UF	At maturity	7.54%	-	5,000,000	5,000,000	-
91.144.000-8	Embotelladora Andina S.A.	Chile	97.023.000-9	Itaú Corpbanca	Chile	UF	At maturity	0.18%	-	34,360	34,360	657,036
91.144.000-8	Embotelladora Andina S.A.	Chile	97.023.000-9	Itaú Corpbanca	Chile	UF	At maturity	0.18%	-	584,230	584,230	535,951
91.144.000-8	Embotelladora Andina S.A.	Chile	97.023.000-9	Itaú Corpbanca	Chile	USD	At maturity	0.18%	-	-	-	30,700
Foreign	Embotelladora del Atlántico S.A.	Argentina	0-E	Banco Comafi S.A.	Argentina	AR$	At maturity	79.75%	2,013,695	-	2,013,695	-
Foreign	Embotelladora del Atlántico S.A.	Argentina	0-E	Banco Galicia S.A.	Argentina	AR$	At maturity	82.05%	442,367	-	442,367	-
Total											8,177,877	1,500,909

17.1.2 Bank liabilities, non-current

									Maturity
Indebted entity			Creditor entity				Type of	Nominal	1 year up to	More than 2	More than 3	More than 4	More than 5	At
Taxpayer ID	Name	Country	Taxpayer ID	Name	Country	Currency	Amortization	Rate	2 years	Up to 3 years	Up to 4 years	Up to 5 years	years	03.31.2024
									ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco Estado	Chile	CLP	Semiannually	2.00%	-	-	4,000,000	-	-	4,000,000
77.427.659-9	Re-Ciclar S.A.	Chile	97.018.000-1	Scotiabank Chile S.A.	Chile	CLP	Semiannually	9.49%	-	4,500,000	-	-	-	4,500,000
77.427.659-9	Re-Ciclar S.A.	Chile	97.018.000-1	Scotiabank Chile S.A.	Chile	UF	Semiannually	3.32%	-	4,944,232	-	-	-	4,944,232
													Total	13,444,232

17.1.3 Bank liabilities, non-current previous year

									Maturity
Indebted entity			Creditor entity				Type of	Nominal	1 year up to	More than 2	More than 3	More than 4	More than 5	At
Taxpayer ID	Name	Country	Taxpayer ID	Name	Country	Currency	Amortization	Rate	2 years	Up to 3 years	Up to 4 years	Up to 5 years	years	12.31.2023
									ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco Estado	Chile	CLP	Semiannually	2.00%	-	-	4,000,000	-	-	4,000,000
77.427.659-9	Re-Ciclar S.A.	Chile	97.018.000-1	Scotiabank Chile S.A.	Chile	CLP	Semiannually	9.49%	-	4,500,000	-	-	-	4,500,000
77.427.659-9	Re-Ciclar S.A.	Chile	97.018.000-1	Scotiabank Chile S.A.	Chile	UF	Semiannually	3.32%	-	4,903,691	-	-	-	4,903,691
													Total	13,403,691

17.1.4 Current and non-current bank obligations “Restrictions”

Bank obligations are not subject to restrictions for the reported periods.

17.2        Bond obligations

On September 20, 2023, the Company issued corporate bonds in the Swiss public market for CHF 170 million. The operation consisted of a 5-year issue with bullet structure and an annual coupon of 2.7175%. Simultaneously, derivatives (Cross Currency Swaps) have been contracted through our subsidiary in Brazil (Rio de Janeiro Refrescos) to hedge 100% of the financial obligations of the bond that are denominated in Swiss francs by redenominating such liabilities to Brazilian reais.

	Current		Non-current		Total
Composition of bonds payable	03.31.2024	12.31.2023	03.31.2024	12.31.2023	03.31.2024	12.31.2023
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bonds face value [1]	23,495,664	28,170,013	1,002,511,545	961,723,115	1,026,007,209	989,893,128

17.2.1       Current and non-current balances

Bonds payable correspond to bonds in UF issued by the parent company on the Chilean market, bonds in U.S. dollars issued by the Parent Company on the U.S. market and the Swiss public market . A detail of these instruments is presented below:

							Current		Non-current
	Series	Current nominal amount	Adjustment unit	Interest rate	Final maturity	Interest payment	03.31.2024	12.31.2023	03.31.2024	12.31.2023
Bonds							ThCh$	ThCh$	ThCh$	ThCh$
CMF Registration 254 06.13.2001	B	969,219	UF	6.50%	12.01.2026	Semiannually	12,240,531	11,660,222	18,824,261	18,669,905
CMF Registration 641 08.23.2010	C	1,090,909	UF	4.00%	08.15.2031	Semiannually	5,246,031	5,612,839	32,878,347	35,117,116
CMF Registration 760 08.20.2013	D	4,000,000	UF	3.80%	08.16.2034	Semiannually	682,695	2,062,069	148,374,080	147,157,440
CMF Registration 760 04.02.2014	E	3,000,000	UF	3.75%	03.01.2035	Semiannually	344,521	1,366,861	111,280,593	110,368,102
CMF Registration 912 10.10.2018	F	5,700,000	UF	2.83%	09.25.2039	Semiannually	95,855	1,536,949	211,433,064	209,699,352
U.S. Bonds 2050 01.01.2020	-	300,000,000	USD	3.95%	01.21.2050	Semiannually	2,229,709	4,590,627	294,513,000	263,136,000
Swiss Bond 2023 09.20.2023	-	170,000,000	CHF	2.7175%	09.20.2028	Annual	2,656,322	1,340,446	185,208,200	177,575,200
						Total	23,495,664	28,170,013	1,002,511,545	961,723,115

1 Gross amounts do not include issuance expenses and discounts related to issuance.

17.2.2 Non-current maturities

		Year of maturity				Total Non-current
	Serie	More than 1 up to 2	More than 2 up to 3	More than 3 up to 4	More than 5	03.31.2024
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
CMF Registration 254 06.13.2001	B	12,350,923	6,473,338	-	-	18,824,261
CMF Registration 641 08.23.2010	C	5,058,207	5,058,207	5,058,207	17,703,725	32,878,347
CMF Registration 760 08.20.2013	D	-	-	-	148,374,080	148,374,080
CMF Registration 760 04.02.2014	E	-	-	-	111,280,593	111,280,593
CMF Registration 912 10.10.2018	F	-	-	-	211,433,064	211,433,064
U.S. Bonds 2050 01.21.2020	-	-	-	-	294,513,000	294,513,000
Swiss Bond 2023 09.20.2023	-	-	-	-	185,208,200	185,208,200
Total		17,409,130	11,531,545	5,058,207	968,512,662	1,002,511,545

17.2.3 Market rating

The bonds issued on the Chilean market had the following rating:

AA+	:	ICR Compañía Clasificadora de Riesgo Ltda. rating
AA+	:	Fitch Chile Clasificadora de Riesgo Limitada rating

The rating of bonds issued on the international market had the following rating:

BBB	:	S&P Global Ratings
BBB+	:	Fitch Ratings Inc.

17.2.4        Restrictions

17.2.4.1 Restrictions regarding bonds placed abroad.

Obligations with bonds placed abroad are not affected by financial restrictions for the periods reported.

17.2.4.2 Restrictions regarding bonds placed in the local market.

The following financial information was used for calculating restrictions:

03.31.2024
ThCh$
Average net financial debt last 4 quarters	693,314,793
Net financial debt	667,423,522
Unencumbered assets	3,020,113,212
Total unsecured liabilities	1,894,300,545
EBITDA LTM	512,290,265
Net financial expenses LTM	36,462,876

Restrictions on the issuance of bonds for a fixed amount registered under number 254, series B1 and B2.

•	Maintain an Indebtedness Level not greater than three point five times the EBITDA. For these purposes, "Indebtedness Level" will be considered as the ratio between /a/ the average over the last four Quarters of the Consolidated Net Financial Liabilities, and /b/ the accumulated EBITDA in the period of twelve consecutive months ending at the closing of the latest "Consolidated Financial Statements of Income by Function".

“Consolidated Net Financial Liabilities” will be considered as the result of : /i/ "Other Financial Liabilities, Current", plus /ii/ "Other Financial Liabilities, Non-Current", minus /iii/ the sum of "Cash and Cash Equivalents"; plus "Other Financial Assets, Current"; plus "Other Financial Assets, Non-Current" (to the extent that they correspond to the balances of assets for derivative financial instruments, taken to hedge exchange rate and/or interest rate risk of financial liabilities);

“EBITDA” will be considered as the addition of the following accounts of the "Consolidated Financial Statements of Income by Function" contained in the Issuer's Consolidated Financial Statements: "Revenues from Ordinary Activities", "Cost of Sales", "Distribution Costs", "Administrative Expenses" and "Other Expenses, by function", discounting the value of "Depreciation" and "Amortization for the Year" presented in the Notes to the Issuer's Consolidated Financial Statements.

As of the date of these financial statements, this ratio was 1.35 times.

•	Maintain, and in no manner lose, sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” (Región Metropolitana) as a territory in Chile in which we have been authorized by The Coca-Cola Company for the development, production, sale and distribution of products and brands of the licensor, in accordance to the respective bottler or license agreement, renewable from time to time.

•	Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of this date is franchised by TCCC to the Company for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer's Adjusted Consolidated Operating Cash Flow.

•	Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities.

Unsecured consolidated liabilities payable shall be regarded as the total liabilities, obligations and debts of the issuer that are not secured by real guarantees on goods and assets of the latter, voluntarily and conventionally constituted by the issuer less the asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Statement of Financial Position.

Consolidated Assets free of any pledge, mortgage or other lien will only be regarded as those assets free of any pledge, mortgage or other real lien voluntarily and conventionally constituted by the issuer less asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities and under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Statement of Financial Position.

As of the date of these financial statements, this ratio was 1.59 times.

Restrictions to bond lines registered in the Securities Registered under number 641, series C

•	Maintain an Indebtedness Level not greater than three point five times the EBITDA. For these purposes, "Indebtedness Level" will be considered as the ratio between /a/ the average over the last four Quarters of the Consolidated Net Financial Liabilities, and /b/ the accumulated EBITDA in the period of twelve consecutive months ending at the closing of the latest "Consolidated Financial Statements of Income by Function".

“Consolidated Net Financial Liabilities" will be considered as the result of: /i/ "Other Financial Liabilities, Current", plus /ii/ "Other Financial Liabilities, Non-Current", minus /iii/ the sum of "Cash and Cash Equivalents"; plus "Other Financial Assets, Current"; plus "Other Financial Assets, Non-Current" (to the extent that they correspond to the balances of assets for derivative financial instruments, taken to hedge exchange rate and/or interest rate risk of financial liabilities);

"EBITDA" will be considered as the addition of the following accounts of the "Consolidated Financial Statements of Income by Function" contained in the Issuer's Consolidated Financial Statements: "Revenues from Ordinary Activities", "Cost of Sales", "Distribution Costs", "Administrative Expenses" and "Other Expenses, by function", discounting the value of "Depreciation" and "Amortization for the Year" presented in the Notes to the Issuer's Consolidated Financial Statements.

As of the date of these financial statements, this ratio was 1.35 times.

•	Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities.

Unencumbered assets refer to the assets that are the property of the issuer; classified under Total Assets of the Issuer’s Financial Statements; and that are free of any pledge, mortgage or other liens constituted in favor of third parties, less "Other Current Financial Assets" and "Other Non-Current Financial Assets" of the Issuer’s Financial Statements (to the extent they correspond to asset balances of derivative financial instruments, taken to hedge exchange rate and interest rate risk of the financial liabilities).

Unsecured total liabilities correspond to liabilities from Total Current Liabilities and Total Non-Current Liabilities of Issuer’s Financial Statement which do not benefit from preferences or privileges, less "Other Current Financial Assets" and "Other Non-Current Financial Assets" of the Issuer’s Financial Statements (to the extent they correspond to asset balances of derivative financial instruments, taken to hedge exchange rate and interest rate risk of the financial liabilities).

As of the date of these financial statements, this ratio was 1.59 times.

•	Maintain a level of "Net Financial Coverage" greater than 3 times in its quarterly financial statements. Net financial coverage means the ratio between the issuer's EBITDA of the last 12 months and the issuer's Net Financial Expenses in the last 12 months. Net Financial Expenses will be regarded as the difference between the absolute value of interest expense associated with the issuer's financial debt account accounted for under "Financial Costs"; and interest income associated with the issuer's cash accounted for under the Financial Income account. However, this restriction shall be deemed to have been breached where the mentioned level of net financial coverage is lower than the level previously indicated during two consecutive quarters.

As of the date of these financial statements, Net Financial Coverage was 14.05 times.

Restrictions to bond lines registered in the Securities Registrar under number 760, series D and E.

•	Maintain an Indebtedness Level not greater than three point five times the EBITDA. For these purposes, "Indebtedness Level" will be considered as the ratio between /a/ the average over the last four Quarters of the Consolidated Net Financial Liabilities, and /b/ the accumulated EBITDA in the period of twelve consecutive months ending at the closing of the latest "Consolidated Financial Statements of Results by Function".

“Consolidated Net Financial Liabilities" will be considered as the result of : /i/ "Other Financial Liabilities, Current", plus /ii/ "Other Financial Liabilities, Non-Current", minus /iii/ the sum of "Cash and Cash Equivalents"; plus "Other Financial Assets, Current"; plus "Other Financial Assets, Non-Current" (to the extent that they correspond to the balances of assets for derivative financial instruments, taken to hedge exchange rate and/or interest rate risk of financial liabilities);

“EBITDA" will be considered as the addition of the following accounts of the "Consolidated Financial Statements of Income by Function" contained in the Issuer's Consolidated Financial Statements: "Revenues from Ordinary Activities", "Cost of Sales", "Distribution Costs", "Administrative Expenses" and "Other Expenses, by function", discounting the value of "Depreciation" and "Amortization for the Year" presented in the Notes to the Issuer's Consolidated Financial Statements.

As of the date of these financial statements, this ratio was 1.51 times.

•	Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities payable.

Unsecured Consolidated Liabilities Payable shall be regarded as the total liabilities, obligations and debts of the issuer that are not secured by real guarantees on goods and assets of the latter, voluntarily and conventionally constituted by the issuer less the asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Statement of Financial Position.

The following will be considered in determining Consolidated Assets: assets free of any pledge, mortgage or other lien, as well as those assets having a pledge, mortgage or real encumbrances that operate solely by law, less asset balances of derivative financial instruments, taken to hedge exchange rate or interest rate risks on financial liabilities under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Financial Statements. Therefore, Consolidated Assets free of any pledge, mortgage or other lien will only be regarded as those assets free of any pledge, mortgage or other real lien voluntarily and conventionally constituted by the issuer less asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities and under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Statement of Financial Position.

As of the date of these financial statements, this ratio was 1.46 times.

•	Maintain, and in no manner, lose, sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” as a territory franchised to the Issuer in Chile by The Coca-Cola Company, hereinafter also referred to as "TCCC" or the "Licensor" for the development, production, sale and distribution of products and brands of said licensor, in accordance to the respective bottler or license agreement, renewable from time to time. Losing said territory means the non-renewal, early termination or cancellation of this license agreement by TCCC, for the geographical area today called "Metropolitan Region". This reason shall not apply if, as a result of the loss, sale, transfer or disposition, of that licensed territory is purchased or acquired by a subsidiary or an entity that consolidates in terms of accounting with the Issuer.

•	Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of the issuance date of these instruments is franchised by TCCC to the Issuer for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer's Adjusted Consolidated Operating Cash Flow of the audited period immediately before the moment of loss, sale, assignment or transfer. For these purposes, the term "Adjusted Consolidated Operating Cash Flow" shall mean the addition of the following accounting accounts of the Issuer's Consolidated Statement of Financial Position: (i) "Gross Profit" which includes regular activities and cost of sales; less (ii) "Distribution Costs"; less (iii) "Administrative Expenses"; plus (iv) "Participation in profits (losses) of associates that are accounted for using the equity method"; plus (v) "Depreciation"; plus (vi) "Intangibles Amortization".

Restrictions to bond lines registered in the Securities Registrar under number 912, series F.

•	Maintain an Indebtedness Level not greater than three point five times the EBITDA. For these purposes, "Indebtedness Level" will be considered as the ratio between /a/ the average over the last four Quarters of the Consolidated Net Financial Liabilities, and /b/ the accumulated EBITDA in the period of twelve consecutive months ending at the closing of the latest "Consolidated Financial Statements of Results by Function".

"Consolidated Net Financial Liabilities" will be considered as the result of : /i/ "Other Financial Liabilities, Current", plus /ii/ "Other Financial Liabilities, Non-Current", minus /iii/ the sum of "Cash and Cash Equivalents"; plus "Other Financial Assets, Current"; plus "Other Financial Assets, Non-Current" (to the extent that they correspond to the balances of assets for derivative financial instruments, taken to hedge exchange rate and/or interest rate risk of financial liabilities);

"EBITDA" will be considered as the sum of the following accounts of the "Consolidated Financial Statements of Income by Function" contained in the Issuer's Consolidated Financial Statements: "Revenues from Ordinary Activities", "Cost of Sales", "Distribution Costs", "Administrative Expenses" and "Other Expenses, by function", discounting the value of "Depreciation" and "Amortization for the Year" presented in the Notes to the Issuer's Consolidated Financial Statements.

As of the date of these financial statements, this ratio was 1.35 times.

•	Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities payable. Unsecured Consolidated Liabilities Payable shall be regarded as the total liabilities, obligations and debts of the issuer that are not secured by real guarantees on goods and assets of the latter, voluntarily and conventionally constituted by the issuer less the asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Statement of Financial Position. The following will be considered in determining Consolidated Assets: assets free of any pledge, mortgage or other lien, as well as those assets having a pledge, mortgage or real encumbrances that operate solely by law, less asset balances of derivative financial instruments, taken to hedge exchange rate or interest rate risks on financial liabilities under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Financial Statements. Therefore, Consolidated Assets free of any pledge, mortgage or other lien will only be regarded as those assets free of any pledge, mortgage or other real lien voluntarily and conventionally constituted by the issuer less asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities and under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Statement of Financial Position.

As of the date of these financial statements, this ratio was 1.59 times.

•	Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of the issuance date of local bonds Series C, D and E is franchised by TCCC to the Issuer for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer's Adjusted Consolidated Operating Cash Flow of the audited period immediately before the moment of loss, sale, assignment or transfer. For these purposes, the term "Adjusted Consolidated Operating Cash Flow" shall mean the addition of the following accounting accounts of the Issuer's Consolidated Statement of Financial Position: (i) "Gross Profit" which includes regular activities and cost of sales; less (ii) "Distribution Costs"; less (iii) "Administrative Expenses"; plus (iv) "Participation in profits (losses) of associates that are accounted for using the equity method"; plus (v) "Depreciation"; plus (vi) "Intangibles Amortization".

As of the date of these financial statements, the Company complies with all financial covenants.

17.3 Derivative contract obligations

Please see details in Note 22.

17.4 Liabilities for leasing agreements

17.4.1 Current liabilities for leasing agreements

								Maturity		Total
Indebted entity		Creditor entity				Type of	Nominal	Up to	90 days and	at	At
Name	Country	Tax ID	Name	Country	Currency	Amortization	Rate	90 days	Up to 1 year	03.31.2024	12.31.2023
								M$	M$	M$	M$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeração - Light ESCO	Brazil	BRL	Monthly	12.28%	356,206	1,136,311	1,492,517	1,334,761
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Tetra Pack	Brazil	BRL	Monthly	7.39%	130,530	414,652	545,182	518,253
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Real estate	Brazil	BRL	Monthly	8.10%	-	-	-	541,111
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Real estate	Brazil	BRL	Monthly	8.18%	151,740	389,399	541,139	-
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Leão	Brazil	BRL	Monthly	3.50%	-	-	-	323,011
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Leão	Brazil	BRL	Monthly	11.25%	87,580	256,193	343,773	-
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	USD	Monthly	12.00%	147,903	443,708	591,611	354,873
Embotelladora del Atlántico S.A.	Argentina	Foreign	Real estate	Argentina	ARS	Monthly	50.00%	195,844	21,645	217,489	805,124
Embotelladora del Atlántico S.A.	Argentina	Foreign	Systems	Argentina	USD	Monthly	12.00%	21,620	60,308	81,928	76,769
Embotelladora del Atlántico S.A.	Argentina	Foreign	Real estate	Argentina	ARS	Monthly	12.00%	210,080	386,731	596,811	254,035
Vital Jugos S:A	Chile	76.080.198-4	De Lage Landen Chile S.A	Chile	USD	Monthly	4.54%	174,953	523,852	698,805	-
Vital Jugos S.A.	Chile	77.951.700-4	Sig Combibloc Chile SPA.	Chile	EUR	Monthly	38.60%	36,225	113,803	150,028	-
Vital Aguas S.A	Chile	76.572.588-7	Coca-Cola del Valle New Ventures S.A	Chile	CLP	Monthly	7.87%	291,462	504,282	795,744	-
Vital Jugos S:A	Chile	76.080.198-4	De Lage Landen Chile S.A	Chile	USD	Monthly	5.49%	-	-	-	626,747
Vital Jugos S.A.	Chile	77.951.700-4	Sig Combibloc Chile SPA.	Chile	EUR	Monthly	39.22%	-	-	-	123,697
Vital Aguas S.A	Chile	76.572.588-7	Coca-Cola del Valle New Ventures S.A	Chile	CLP	Monthly	11.24%	-	-	-	998,501
Envases Central S.A	Chile	76.572.588-7	Coca-Cola del Valle New Ventures S.A	Chile	CLP	Monthly	3.86%	-	-	-	603,428
Transportes Polar S.A.	Chile	76.413.243-2	Cons. Inmob. e Inversiones Limitada	Chile	UF	Monthly	2.89%	63,645	71,700	135,345	128,214
Transportes Polar S.A.	Chile	76.536.499-K	Jungheinrich Rentalift SPA	Chile	UF	Monthly	4.11%	84,332	258,248	342,580	325,105
Transportes Polar S.A.	Chile	93.075.000-k	Importadora Técnica Vignola SAIC	Chile	UF	Monthly	3.67%	20,747	56,263	77,010	75,682
Transporte Andina Refrescos Ltda	Chile	78.861.790-9	Comercializadora Novaverde Limitada	Chile	UF	Monthly	0.45%	80,616	-	80,616	198,555
Transporte Andina Refrescos Ltda	Chile	76.536.499-K	Jungheinrich Rentalift SPA	Chile	UF	Monthly	0.24%	252,668	768,995	1,021,663	1,006,025
Transporte Andina Refrescos Ltda	Chile	76.536.499-K	Jungheinrich Rentalift SPA	Chile	UF	Monthly	0.34%	191,396	586,108	777,504	763,257
Transporte Andina Refrescos Ltda	Chile	85.275.700-0	Arrendamiento De Maquinaria SPA	Chile	UF	Monthly	0.45%	87,840	240,107	327,947	350,874
Red de Transportes Comerciales Ltda.	Chile	76.930.501-7	Inmobiliaria Ilog Avanza Park	Chile	UF	Monthly	2.48%	132,792	393,000	525,792	518,261
									Total	9,343,484	9,926,283

The Company maintains leases on forklifts, vehicles, real estate and machinery. These leases have an average lifespan of between one and eight years without including a renewal option in the contracts.

17.4.2 Non-current liabilities for leasing agreements

							Maturity
Indebted entity		Creditor entity				Amortization	Nominal	1 year up to	2 years up to	3 years up to	4 years up to	More than	At
Name	Country	Taxpayer ID	Name	Country	Currency	Type	rate	2 years	3 years	4 years	5 years	5 years	03.31.2024
								ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeração - Light ESCO	Brazil	BRL	Monthly	12.28%	1,686,544	1,905,795	2,153,548	2,433,510	-	8,179,397
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Tetra Pack	Brazil	BRL	Monthly	7.39%	611,076	684,371	766,457	858,390	1,422,777	4,343,071
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Real Estate	Brazil	BRL	Monthly	8.18%	343,064	354,884	89,558	-	-	787,506
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Leão Alimentos e Bebidas Ltda.	Brazil	BRL	Monthly	11.25%	252,545	34,247	29,567	-	-	316,359
Embotelladora del Atlántico S.A.	Argentina	O-E	Tetra Pak SRL	Argentina	USD	Monthly	12.00%	788,815	394,407	788,815	394,407	606,189	2,972,633
Embotelladora del Atlántico S.A.	Argentina	O-E	Real Estate	Argentina	ARS	Monthly	50.00%	1,429	715	-	-	-	2,144
Embotelladora del Atlántico S.A.	Argentina	O-E	Real Estate	Argentina	USD	Monthly	12.00%	22,561	11,281	-	-	-	33,842
Embotelladora del Atlántico S.A.	Argentina	O-E	Systems	Argentina	USD	Monthly	12.00%	423,727	211,863	367,776	183,888	1,057,356	2,244,610
Vital Jugos S.A.	Chile	O-E	De Lage Landen Chile S.A	Chile	USD	Monthly	4.54%%	10,252	-	-	-	-	10,252
Vital Jugos S.A.	Chile	77.951.198-4	Sig Combibloc Chile SPA.	Chile	EUR	Monthly	38.60%	229,829	114,914	263,625	131,812	427,174	1,167,354
Transportes Andina Refrescos Ltda.	Chile	76.536.499-k	Jungheinrich Rentalift SPA	Chile	UF	Monthly	0.24%	465,079	232,540	-	-	-	697,619
Transportes Andina Refrescos Ltda.	Chile	76.536.499-k	Jungheinrich Rentalift SPA	Chile	UF	Monthly	0.34%	1,102,710	551,355	990,629	495,313	-	3,140,007
Red de Transportes Comerciales Ltda.	Chile	76.930.501-7	Inmobiliaria Ilog Avanza Park	Chile	UF	Monthly	2.48%	148,636	74,318	-	-	-	222,954
Transportes Polar S.A.	Chile	76.413.243-2	Cons. Inmob. e Inversiones Limitada	Chile	UF	Monthly	2.89%	44,333	22,166	-	-	-	66,499
Transportes Polar S.A.	Chile	76.536.499-K	Jungheinrich Rentalift SPA	Chile	UF	Monthly	4.11%	485,870	242,935	436,486	218,243	-	1,383,534
Transportes Polar S.A.	Chile	93.075.000-k	Importadora Técnica Vignola SAIC	Chile	UF	Monthly	3.67%	62,940	31,469	-	-	-	94,409
												TOTAL	25,662,190

17.4.3 Non-current liabilities for leasing agreements (previous year)

							Maturity
Indebted entity		Creditor entity				Amortization	Nominal	1 year up to	2 years up to	3 years up to	4 years up to	More than	At
Name	Country	Taxpayer ID	Name	Country	Currency	Type	2 years	2 years	3 years	4 years	5 years	5 years	12.31.2023
								ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeração - Light ESCO	Brazil	BRL	Monthly	12.28%	1,508,279	1,704,356	1,925,922	2,176,292	586,918	7,901,767
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Tetra Pack	Brazil	BRL	Monthly	7.39%	572,983	633,670	700,981	775,654	1,514,109	4,197,397
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Real Estate	Brazil	BRL	Monthly	8.10%	351,697	316,738	166,992	-	-	835,427
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Leão Alimentos e Bebidas Ltda.	Brazil	BRL	Monthly	3.50%	298,867	34,834	32,714	-	-	366,415
Embotelladora del Atlántico S.A.	Argentina	O-E	Tetra Pak SRL	Argentina	USD	Monthly	12.00%	473,164	236,582	473,164	236,582	325,300	1,744,792
Embotelladora del Atlántico S.A.	Argentina	O-E	Real Estate	Argentina	ARS	Monthly	50.00%	3,505	1,752	-	-	-	5,257
Embotelladora del Atlántico S.A.	Argentina	O-E	Real Estate	Argentina	USD	Monthly	12.00%	391,171	195,586	329,479	164,740	1,009,031	2,090,007
Embotelladora del Atlántico S.A.	Argentina	O-E	Systems	Argentina	USD	Monthly	12.00%	30,877	15,438	-	-	-	46,315
Vital Jugos S.A.	Chile	O-E	De Lage Landen Chile S.A	Chile	USD	Monthly	5.49%	166,326	-	-	-	-	166,326
Vital Jugos S.A.	Chile	77.951.198-4	Sig Combibloc Chile SPA.	Chile	EUR	Monthly	39.22%	215,369	107,685	238,039	119,019	446,054	1,126,166
Transportes Andina Refrescos Ltda.	Chile	85.275.700-0	Arrendamiento De Maquinaria SPA	Chile	UF	Monthly	0.45%	40,226	20,113	-	-	-	60,339
Transportes Andina Refrescos Ltda.	Chile	76.536.499-k	Jungheinrich Rentalift SPA	Chile	UF	Monthly	0.24%	631,973	315,986	-	-	-	947,959
Transportes Andina Refrescos Ltda.	Chile	76.536.499-k	Jungheinrich Rentalift SPA	Chile	UF	Monthly	0.34%	1,082,507	541,253	1,124,173	562,086	-	3,310,018
Red de Transportes Comerciales Ltda.	Chile	76.930.501-7	Inmobiliaria Ilog Avanza Park	Chile	UF	Monthly	2.48%	235,140	117,570	-	-	-	352,709
Transportes Polar S.A.	Chile	76.413.243-2	Cons. Inmob. e Inversiones Limitada	Chile	UF	Monthly	2.89%	51,013	25,506	-	-	-	76,519
Transportes Polar S.A.	Chile	76.536.499-K	Jungheinrich Rentalift SPA	Chile	UF	Monthly	4.11%	484,434	242,217	495,328	247,664	-	1,469,643
Transportes Polar S.A.	Chile	93.075.000-k	Importadora Técnica Vignola SAIC	Chile	UF	Monthly	3.67%	76,480	38,240	-	-	-	114,721
												Total	24,811,777

Leasing agreement obligations are not subject to financial restrictions for the reported periods.

18 – TRADE AND OTHER ACCOUNTS PAYABLE

Trade and other accounts payable are detailed as follows:

Classification	03.31.2024	12.31.2023
	ThCh$	ThCh$
Current	373,882,452	428,911,984
Non-current	2,348,968	2,392,555
Total	376,231,420	431,304,539

Item	03.31.2024	12.31.2023
	ThCh$	ThCh$
Trade accounts payable	251,324,506	296,701,188
Withholding tax	65,861,739	74,435,775
Others (1)	59,045,175	60,167,576	(1)
Total	376,231,420	431,304,539

(1)	Other current considers the account payable to former shareholders of Companhia de Bebidas Ipiranga ("CBI"). See Note 6 for further information.

19 – OTHER PROVISIONS, CURRENT AND NON-CURRENT

19.1	Balances

The composition of provisions is as follows:

Description	03.31.2024	12.31.2023
	ThCh$	ThCh$
Litigation (1)	61,716,990	54,801,896
Total	61,716,990	54,801,896

Current	1,721,974	1,314,106
Non-current	59,995,016	53,487,790
Total	61,716,990	54,801,896

(1)	Correspond to the provision made for the probable losses of tax, labor and commercial contingencies, according to the following detail:

Description (see note 23.1)	03.31.2024	12.31.2023
	ThCh$	ThCh$
Tax contingencies	33,020,546	29,637,064
Labor contingencies	15,088,250	13,200,665
Civil contingencies	13,608,194	11,964,167
Total	61,716,990	54,801,896

19.2	Movements

The movement of principal provisions over litigation is detailed as follows:

Description	03.31.2024	12.31.2023
	ThCh$	ThCh$
Opening balance at January 1st	54,801,896	48,695,427
Additional provisions	120,716	(44,497)
Increase (decrease) in existing provisions	4,128,462	6,680,379
Used provision (payments made charged to the provision)	(1,846,463)	(4,139,270)
Reversal of unused provision	-	-
Increase (decrease) due to foreign exchange rate differences	4,512,379	3,609,857
Total	61,716,990	54,801,896

20 – OTHER NON-FINANCIAL LIABILITIES

Other current and non-current non-financial liabilities at each reporting period end are detailed as follows:

	Current			Non-current
Description	03.31.2024	12.31.2023		03.31.2024	12.31.2023
	ThCh$	ThCh$		ThCh$	ThCh$
Dividends payable	299,223	32,081,207		-	-
Other	9,258,740	10,291,953	(1)	3,045,756	2,506,795
Total	9,557,963	42,373,160		3,045,756	2,506,795

(1) Corresponds to prepayment from Coca-Cola de Chile S.A. for a marketing co-participation plan for the penetration of market equipment, which will be developed in the short term.

21 – EQUITY

21.1	Number of shares:

	Number of subscribed, paid-in and voting shares
Series	2024	2023
A	473,289,301	473,289,301
B	473,281,303	473,281,303

21.1.1	Capital:

	Paid-in and subscribed capital
Series	2024	2023
	ThCh$	ThCh$
A	135,379,504	135,379,504
B	135,358,070	135,358,070
Total	270,737,574	270,737,574

21.1.2	Rights of each series:

•	Series A: Elect 12 of the 14 Directors.

•	Series B: Receive an additional 10% of dividends distributed to Series A and elects 2 of the 14 Directors.

21.2	Dividend policy

Under Chilean law, we must distribute cash dividends equivalent to at least 30% of our annual net profit, barring a unanimous vote by shareholders to the contrary. If there is no net profit in a given year, the Company shall not be legally obligated to distribute dividends from accumulated earnings, unless approved by the General Shareholders Meeting. At the General Shareholders’ Meeting held in April 2024, shareholders agreed to pay out of the 2023 earnings a final dividend additional to the 30% required by Chile’s Law on Corporations and an eventual final dividend, which will be paid on May 23 and May 30, 2024, respectively.

The dividends declared and/or paid per share are presented below:

Approval-Payment Periods		Dividend type	Profits imputable to dividends	CLP Series A	CLP Series B
12.28.2023	01.25.2024	Interim	2023 Earnings	32.00	35.20

21.3	Other reserves

The balance of other reserves includes the following:

Concept	03.31.2024	03.31.2023
	ThCh$	ThCh$
Polar acquisition	421,701,520	421,701,520
Foreign currency translation reserves	(483,209,059)	(581,654,632)
Cash flow hedge reserve	(22,438,312)	(7,419,479)
Reserve for employee benefit actuarial gains or losses	(5,710,189)	(6,823,901)
Legal and statutory reserves	5,435,538	5,435,538
Other	6,014,568	6,014,568
Total	(78,205,934)	(162,746,386)

21.3.1	Polar acquisition

This amount corresponds to the difference between the valuation at fair value of the issuance of shares of Embotelladora Andina S.A. and the book value of the paid capital of Embotelladoras Coca-Cola Polar S.A., which was finally the value of the capital increase notarized in legal terms.

21.3.2	Cash flow hedge reserve

They arise from the fair value of the existing derivative contracts that have been qualified for hedge accounting at the end of each financial period. When contracts are expired, these reserves are adjusted and recognized in the income statement in the corresponding period (see Note 22).

21.3.3	Reserve for employee benefit actuarial gains or losses

Corresponds to the restatement effect of employee benefits actuarial gains or losses that according to IAS 19 amendments must be carried to other comprehensive income.

21.3.4	Legal and statutory reserves

In accordance with Official Circular N° 456 issued by the Chilean Financial Market Commission (CMF), the legally required price-level restatement of paid-in capital for 2009 is presented as part of other equity reserves and is accounted for as a capitalization from Other Reserves with no impact on net income or retained earnings under IFRS. This amount totaled CLP 5,435,538 thousand as of December 31, 2009.

21.3.5	Foreign currency translation reserves

This corresponds to the conversion of the financial statements of foreign subsidiaries whose functional currency is different from the presentation currency of the Consolidated Financial Statements. Additionally, exchange differences between accounts receivable kept by the companies in Chile with foreign subsidiaries are presented in this account, which have been treated as investment accounted for using the equity method, Translation reserves are detailed as follows:

Description	03.31.2024	03.31.2023
	ThCh$	ThCh$
Brazil	(70,162,141)	(160,821,266)
Argentina	(456,886,875)	(411,014,057)
Paraguay	43,839,957	(9,819,309)
Total	(483,209,059)	(581,654,632)

The movement of this reserve for the periods ended on the dates indicated below, is detailed as follows:

Description	03.31.2024	03.31.2023
	ThCh$	ThCh$
Brazil	35,979,847	(20,058,869)
Argentina	8,059,908	(50,025,207)
Paraguay	29,584,085	(16,087,190)
Total	73,623,840	(86,171,266)

21.4	Non-controlling interests

This is the recognition of the portion of equity and income from subsidiaries owned by third parties. This account is detailed as follows:

	Non-controlling interests
	Ownership %		Shareholders’ Equity		Income
			March	March	March	March
Description	2024	2023	2024	2023	2024	2023
			ThCh$	ThCh$	ThCh$	ThCh$
Embotelladora del Atlántico S.A.	0.0171	0.0171	42,017	36,971	3,544	2,637
Andina Empaques Argentina S.A.	0.0209	0.0209	4,277	3,972	(325)	(114)
Paraguay Refrescos S.A.	2.1697	2.1697	7,453,569	6,092,565	373,629	274,382
Vital S.A.	35.0000	35.0000	9,503,298	9,289,627	(15,229)	456,334
Vital Aguas S.A.	33.5000	33.5000	2,434,632	2,438,279	43,566	225,307
Envases Central S.A.	40.7300	40.7300	7,626,621	7,299,266	134,983	634,709
Re-Ciclar S.A	40.0000	40.0000	8,817,488	4,450,694	(28,063)	165,487
Total			35,881,902	29,611,374	512,105	1,758,742

21.5	Earnings per share

The basic earnings per share presented in the statement of comprehensive income is calculated as the quotient between income for the period and the weighted average number of shares outstanding during the same period.

Earnings per share used to calculate basic and diluted earnings per share is detailed as follows:

Earnings per share	03.31.2024
	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (CLP 000’s)	33,721,143	37,092,659	70,813,802
Weighted average number of shares	473,289,301	473,281,303	946,570,604
Earnings per basic and diluted share (CLP)	71.25	78.37	74.81

Earnings per share	03.31.2023
	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (CLP 000’s)	20,637,661	22,701,060	43,338,721
Weighted average number of shares	473,289,301	473,281,303	946,570,604
Earnings per basic and diluted share (CLP)	43.60	47.97	45.78

22 – DERIVATIVE ASSETS AND LIABILITIES

Embotelladora Andina currently maintains “Cross Currency Swaps” and “Currency Forward” agreements as derivative financial instruments.

Cross Currency Swaps (“CCS”), also known as interest rate and currency swaps are valued by the method of discounted future cash flows at a market rate corresponding to the currencies and rates of the transaction.

On the other hand, the fair value of forward currency contracts is calculated in reference to current forward exchange rates for contracts with similar maturity profiles.

As of the date of these financial statements, the Company holds the following derivative instruments:

22.1	Accounting recognition of cross currency and rate swaps

Cross Currency Swaps, associated with local Bonds (Chile)

At the closing date of these financial statements, the Company maintains derivative contracts to secure some of its bond debt issued in Unidades de Fomento totaling UF 8,842,853 (UF 8,911,035 as of December 31, 2023), to convert those obligations to CLP.

These contracts were valued at fair value, yielding a net asset as of the closing date of these financial statements of ThCh$ 72,441,025 (ThCh$ 71,053,190 as of December 31, 2023) which is presented in Other non-current financial assets. Maturity dates of derivative contracts are distributed throughout 2026, 2031, 2034 and 2035.

Cross Currency Swaps, associated with international Bonds (U.S.A. and Switzerland)

At the closing date of these financial statements, the Company has derivative contracts to secure obligations with the public issued in U.S. dollars for USD 300 million, to convert these obligations into Chilean pesos indexed by the Consumer Price Index (UF) maturing in 2050. Additionally, there are derivative contracts to secure obligations with the public issued in Swiss francs for an amount of CHF 170 million to convert this obligation into Brazilian reais maturing in 2028.

The valuation of the first contract at fair value results in a non-current liability of ThCh$ 22,237,213, as of the closing date of the financial statements (non-current liability of ThCh$ 52,449,925 as of December 31, 2023), while the valuation of the second contract at fair value results in a non-current liability of ThCh$ 1,173,326 (non-current asset of ThCh$ 7,935,525, as of December 31, 2023).

The amount of exchange differences recognized in the statement of income related to financial liabilities in U.S. dollars and Swiss francs is absorbed by the amounts recognized under comprehensive income.

22.2	Forward currency transactions expected to be very likely

During the 2024 period and 2023 fiscal year, Embotelladora Andina entered into forward contracts to ensure the exchange rate on future commodity purchasing needs for its 4 operations, i.e., closing forward instruments in USD/ARS, USD/BRL, USD/CLP, EUR/CLP and USD/PYG. At the closing date of these financial statements, outstanding contracts amount to USD 72.9 million (USD 87.4 million as of December 31, 2023).

Futures contracts that ensure prices of future raw materials have not been designated as hedge agreements, since they do not fulfill IFRS documentation requirements, whereby its effects on variations in fair value are accounted for directly under other comprehensive income.

22.3	Fair value hierarchy

At the closing date of these financial statements, the Company held assets for derivative contracts for ThCh$ 73,768,516 (ThCh$ 80,083,558 as of December 31, 2023) and held liabilities for derivative contracts for ThCh$ 24,654,505 (ThCh$ 53,908,135 thousand as of December 31, 2023). Those contracts covering existing items have been classified in the same category of hedged, the net amount of derivative contracts by concepts covering forecasted items have been classified in current and non-current financial assets and financial liabilities. All the derivative contracts are carried at fair value in the consolidated statement of financial position.

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1:          quoted (unadjusted) prices in active markets for identical assets or liabilities

Level 2:          Inputs other than quoted prices included in level 1 that are observable for the assets and liabilities, either directly (that is, as prices) or indirectly (that is, derived from prices)

Level 3:           Inputs for assets and liabilities that are not based on observable market data.

During the reporting period, there were no transfers of items between fair value measurement categories; all of which were valued during the period using level 2.

	Fair Value Measurement at March 31, 2024
	Quoted prices in active markets for	Observable
	identical assets or liabilities	market data	Unobservable market data
	(Level 1)	(Level 2)	(Level 3)	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Other current financial assets	-	1,327,491	-	1,327,491
Other non-current financial assets	-	72,441,025	-	72,441,025
Total assets	-	73,768,516	-	73,768,516

Liabilities
Other current financial liabilities	-	1,443,966	-	1,443,966
Other non-current financial liabilities	-	23,410,539	-	23,410,539
Total Liabilities	-	24,654,505	-	24,654,505

	Fair Value Measurement at December 31, 2023
	Quoted prices in active markets for	Observable
	identical assets or liabilities	market data	Unobservable market data
	(Level 1)	(Level 2)	(Level 3)	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Other current financial assets	-	1,094,843	-	1,094,843
Other non-current financial assets	-	78,988,714	-	78,988,714
Total assets	-	80,083,557	-	80,083,557

Liabilities
Other current financial liabilities	-	1,458,210	-	1,458,210
Other non-current financial liabilities	-	52,449,925	-	52,449,925
Total Liabilities	-	53,908,135	-	53,908,135

23 – LITIGATION AND CONTINGENCIES

23.1            Lawsuits and other legal actions:

In the opinion of the Company's legal counsel, the Parent

Company and its subsidiaries do not face legal or extrajudicial contingencies that might result in material or significant losses or gains, except for the following:

1)	Embotelladora del Atlántico S.A. and Andina Empaques Argentina S.A. face labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling CLP 602,319 thousand (CLP 490,108 thousand as of December 31, 2023). Management considers it unlikely that non-provisioned contingencies will affect the Company's income and equity, based on the opinion of its legal counsel. Additionally, Embotelladora del Atlántico S.A. maintains time deposits for an amount of CLP 66,500 thousand to guaranty judicial liabilities.

2)	Rio de Janeiro Refrescos Ltda. faces labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling CLP 59,392,696 thousand (CLP 52,997,682 thousand as of December 31, 2023). Management considers it unlikely that non-provisioned contingencies will affect the Company's income and equity, based on the opinion of its legal counsel. As it is customary in Brazil, Rio de Janeiro Refrescos Ltda. maintains Deposit in courts and assets given in pledge to secure the compliance of certain processes, irrespective of whether these have been classified as a possible, probable or remote. The amounts deposited or pledged as legal guarantees amounted to CLP 28,027,041 thousand (CLP 25,845,561 thousand as of December 31, 2023).

Part of the assets held under warranty by Rio de Janeiro Refrescos Ltda. are in the process of being released and others have already been released in exchange for guarantee insurance and bond letters for BRL 1,942,393,176, with different Financial Institutions and Insurance Companies in Brazil, these entities receive an annual commission fee of 0.17%. and become responsible of fulfilling obligations with the Brazilian tax authorities should any trial result against Rio de Janeiro Refrescos Ltda. Additionally, if the warranty and bond letters are executed, Rio de Janeiro Refrescos Ltda. promises to reimburse to the financial institutions and Insurance Companies any amounts disbursed by them to the Brazilian government.

Main contingencies faced by Rio de Janeiro Refrescos are as follows:

a)	Tax contingencies resulting from credits on tax on industrialized products (IPI).

Rio de Janeiro Refrescos is a party to a series of proceedings under way, in which the Brazilian federal tax authorities demand payment of value-added tax on industrialized products (Imposto sobre Produtos Industrializados, or IPI) totaling BRL 3,273,264,562 at the date of these financial statements.

The Company does not share the position of the Brazilian tax authority in these procedures and considers that it was entitled to claim IPI tax credits in connection with purchases of certain exempt raw materials from suppliers located in the Manaus free trade zone.

Based on the opinion of its advisers, and legal outcomes to date, Management estimates that these procedures do not represent probable losses and has not recorded a provision on these matters.

Notwithstanding the above, the IFRS related to business combination in terms of distribution of the purchase price establish that contingencies must be measured one by one according to their probability of occurrence and discounted at fair value from the date on which it is deemed the loss can be generated. As a result of the acquisition of Companhia de Bebidas Ipiranga in 2013 and pursuant to this criterion and although there are contingencies listed only as possible for BRL 6633,599,615 (amount includes adjustments for current lawsuits) a start provision has been generated in the accounting of the business combination for BRL 124,917,560.

b)	Other tax contingencies.

They refer to ICMS-SP tax administrative processes that challenge the credits derived from the acquisition of tax-exempt products acquired by the Company from a supplier located in the Manaus Free Zone. The total amount is BRL 539,746,597 being assessed by external attorneys as a remote loss, so it has no accounting provision.

The company was challenged by the federal tax authority for tax deductibility of a portion of goodwill in the 2014-2016 period arising from the acquisition of Companhia de Bebidas Ipiranga. The tax authority understands that the entity that acquired Companhia de Bebidas Ipiranga is Embotelladora Andina and not Rio de Janeiro Refrescos Ltda. In the view of external lawyers, such a statement is erroneous, classifying it as a possible loss. The value of this process is BRL 11,001,667,069, as of the date of these financial statements.

3)	Embotelladora Andina S.A. and its Chilean subsidiaries face labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling CLP 1,670,346 thousand (CLP 1,267,215 thousand as of December 31, 2023). Management considers it is unlikely that non-provisioned contingencies will affect income and equity of the Company, in the opinion of its legal advisors.

4)	Paraguay Refrescos S.A. faces tax, trade, labor and other lawsuits. Accounting provisions have been made for the contingency of any loss because of these lawsuits amounting to CLP 51,630 thousand (CLP 46,891, thousand as of December 31, 2023). Management considers it is unlikely that non-provisioned contingencies will affect income and equity of the Company, in the opinion of its legal advisors.

23.2            Direct guarantees and restricted assets:

Guarantees and restricted assets are detailed as follows:

Guarantees that commit assets recognized in the financial statements:

	Committed assets				Accounting value
Guaranty creditor	Debtor name	Relationship	Guaranty	Type	03.31.2024	12.31.2023
					ThCh$	ThCh$
Administradora Plaza Vespucio S.A.	Embotelladora Andina S.A.	Parent company	Guarantee receipt	Trade accounts and other accounts receivable	66,835	169,150
Cooperativa Agrícola Pisquera Elqui Limitada	Embotelladora Andina S.A.	Parent company	Guarantee receipt	Other non-current financial assets	1,144,204	1,125,595
Mall Plaza	Embotelladora Andina S.A.	Parent company	Guarantee receipt	Trade accounts and other accounts receivable	322,581	666,024
Metro S.A.	Embotelladora Andina S.A.	Parent company	Guarantee receipt	Trade accounts and other accounts receivable	22,404	22,222
Parque Arauco S.A.	Embotelladora Andina S.A.	Parent company	Guarantee receipt	Trade accounts and other accounts receivable	150,971	299,464
Lease agreement	Embotelladora Andina S.A.	Parent company	Guarantee receipt	Trade accounts and other accounts receivable	97,095	96,299
Others	Embotelladora Andina S.A.	Parent company	Guarantee receipt	Trade accounts and other accounts receivable	48,381	59,468
Several retail	Transportes Polar	Subsidiary	Guarantee receipt	Trade accounts and other accounts receivable	17,656	17,656
Workers’ claims	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-current non-financial assets	7,497,578	7,100,709
Civil and tax claims	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-current non-financial assets	8,318,529	7,485,574
Governmental entities	Rio de Janeiro Refrescos Ltda.	Subsidiary	Plant and equipment	Property, plant & equipment	12,210,934	11,259,278
Distribuidora Baraldo S.H.	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	23	22
Acuña Gomez	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	34	33
Nicanor López	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	25	23
Municipalidad Bariloche	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	458	434
Municipalidad San Antonio Oeste	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	2,526	2,395
Municipalidad Carlos Casares	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	102	97
Municipalidad Chivilcoy	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	15,797	14,979
Granada Maximiliano	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	206	195
Municipalidad de Junin	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	99	94
Almada Jorge	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	279	265
Temas Industriales SA - Embargo General de Fondos	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	14,347	13,604
DBC SA C CERVECERIA ARGENTINA SA ISEMBECK	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	2,574	2,441
Coto Cicsa	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	1,201	1,139
Cencosud	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	286	271
Jose Luis Kreitzer, Alexis Beade Y Cesar Bechetti	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	27,336	25,920
Vicentin	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	1,133	1,074
Marcus A.Peña	Paraguay Refrescos	Subsidiary	Real estate	Property, plant & equipment	5,987	5,332
Ana Maria Mazó	Paraguay Refrescos	Subsidiary	Real estate	Property, plant & equipment	1,186	1,077
Stefano Szwao Giacomelli	Paraguay Refrescos	Subsidiary	Real estate	Property, plant & equipment	3,185	2,892

Guarantees that do not commit assets recognized in the Financial Statements:

	Committed assets				Amounts involved
Guaranty creditor	Debtor name	Relationship	Guaranty	Type	03.31.2024	12.31.2023
					ThCh$	ThCh$
Labor procedures	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	3,059,948	2,681,242
Administrative procedures	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	13,423,882	11,245,798
Federal government	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	242,939,915	223,415,663
State government	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	116,833,105	108,317,724
Sorocaba Refrescos	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Guarantor	3,929,827	3,623,490
Others	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	1,476,749	1,369,766
Aduana de EZEIZA	Andina Empaques Argentina S.A.	Subsidiary	Surety insurance	Faithful compliance of contract	437,320	658,369
Aduana de EZEIZA	Andina Empaques Argentina S.A.	Subsidiary	Surety insurance	Faithful compliance of contract	4,349	3,886

24 – FINANCIAL RISK MANAGEMENT

The Company’s businesses are exposed to a variety of financial and market risks (including foreign exchange risk, interest rate risk and price risk). The Company’s global risk management program focuses on the uncertainty of financial markets and seeks to minimize potential adverse effects on the performance of the Company. The Company uses derivatives to hedge certain risks. A description of the primary policies established by the Company to manage financial risks are provided below:

Interest Rate Risk

At the closing date of these financial statements, the Company maintains all of its debt obligations denominated in fixed rates in order to avoid fluctuations in financial expenses resulting from an increase in interest rates.

The Company's indebtedness corresponds to six bonds in the Chilean local market at fixed rates, which currently have an outstanding balance of UF14.54 million (UF14.61 million as of December 31, 2023) denominated in Unidades de Fomento ("UF"), a debt indexed to inflation in Chile (the Company's sales are correlated to the variation of the UF). Of the total bonds, five are redenominated through derivatives to Chilean Pesos (CLP) in their rate and notional value, maintaining the structure of the bond.

On the other hand, the Company has indebtedness in the international market through a USD 300 million fixed-rate 144A/RegS bond issued in the US, which has been redenominated through derivatives to Unidades de Fomento ("UF", Chilean pesos indexed to inflation) in its rate and nominal value, maintaining the structure of the bond. Additionally, in September 2023 a bond was issued in the Swiss market for an amount of CHF 170 million at a fixed rate [CHF], which has been redenominated, through derivatives, to Brazilian reais (BRL) in its rate and notional value, maintaining the structure of the bond.

Credit risk

The credit risk to which the Company is exposed comes mainly from trade accounts receivable maintained with retailers, wholesalers and supermarket chains in domestic markets; and the financial investments held with banks and financial institutions, such as time deposits, mutual funds and derivative financial instruments.

a)	Trade accounts receivable and other current accounts receivable

Credit risk related to trade accounts receivable is managed and monitored by the area of Finance and Administration of each business unit. The Company has a broad client-base implying a high level of atomization of accounts receivable, which are subject to policies, procedures and controls established by the Company. In accordance with such policies, credits must be based objectively, non-discretionary and uniformly granted to all clients of the same segment and channel, provided these will allow generating economic benefits to the Company. The credit limit is checked periodically considering payment behavior. Trade accounts receivable pending of payment are monitored on a monthly basis,

i.	Sale Interruption

In accordance with Corporate Credit Policy, the interruption of sale must be within the following framework: when a customer has outstanding debts for an amount greater than USD 250,000, and over 60 days expired, sale is suspended. The General Manager in conjunction with the Finance and Administration Manager authorize exceptions to this rule, and if the outstanding debt should exceed USD 1,000,000, and in order to continue operating with that client, the authorization of the Chief Financial Officer is required. Notwithstanding the foregoing, each operation can define an amount lower than USD 250,000 according to the country’s reality.

ii.	Impairment

The impairment recognition policy establishes the following criteria for provisions: 30% is provisioned for 31 to 60 days overdue, 60% between 60 and 91 days, 90% between 91 and 120 days overdue and 100% for more than 120 days. Exemption of the calculation of global impairment is given to credits whose delays in the payment correspond to accounts disputed with the customer whose nature is known and where all necessary documentation for collection is available, therefore, there is no uncertainty on recovering them. However, these accounts also have an impairment provision as follows: 40% for 91 to 120 days overdue, 80% between 120 and 170, and 100% for more than 170 days.

iii.	Prepayment to suppliers

The Policy establishes that USD 25,000 prepayments can only be granted to suppliers if its value is properly and fully provisioned. The Treasurer of each subsidiary must approve supplier warranties that the Company receives for prepayments before signing the respective service contract, In the case of domestic suppliers, a warranty ballot (or the instrument existing in the country) shall be required, in favor of Andina executable in the respective country, non-endorsable, payable on demand or upon presentation and its validity will depend on the term of the contract. In the case of foreign suppliers, a stand-by credit letter will be required which shall be issued by a first line bank; in the event that this document is not issued in the country where the transaction is done, a direct bank warranty will be required. Subsidiaries can define the best way of safeguarding the Company’s assets for prepayments under USD 25,000.

iv.	Guarantees

In Chile, we have insurance with Compañía de Seguros de Crédito Continental S.A (AA rating –according to Fitch Chile and Humphreys rating agencies) covering the credit risk regarding trade debtors in Chile.

The rest of the operations do not have credit insurance, instead mortgage guarantees are required for volume operations of wholesalers and distributors in the case of trade accounts receivables. In the case of other debtors, different types of guarantees are required according to the nature of the credit granted.

Historically, uncollectible trade accounts have been lower than 0.5% of the Company’s total sales,

b)	Financial investment.

The Company has a Policy that is applicable to all the companies of the group in order to cover credit risks for financial investments, restricting both the types of instruments as well as the institutions and degree of concentration. The companies of the group can invest in:

i.	Time deposits: only in banks or financial institutions that have a risk rating equal to or higher than Level 1 (Fitch) or equivalent for deposits of less than 1 year and rated A or higher (S&P) or equivalent for deposits of more than 1 year.

ii.	Mutual funds: investments with immediate liquidity and no risk of capital (funds composed of investments at a fixed-term, current account, fixed rate Tit BCRA, negotiable obligations, Over Night, etc.,) in all those counter-parties that have a rating greater than or equal to AA-(S&P) or equivalent, Type 1 Pacts and Mutual Funds, with a rating greater than or equal to AA+ (S&P) or equivalent.

iii.	Other investment alternatives must be evaluated and authorized by the office of the Chief Financial Officer.

Exchange Rate Risk

The Company is exposed to three types of risk caused by exchange rate volatility in the countries where it operates:

a)            Exposure of foreign investment

This risk originates from the translation of net investment from the functional currency of each country (Brazilian Real, Paraguayan Guaraní, and Argentine Peso) to the Parent Company’s reporting currency (Chilean Peso). Appreciation or devaluation of the Chilean Peso with respect to the functional currencies of each country, originates decreases and increases in equity, respectively. The Company does not hedge this risk.

The Company evaluates the fluctuations of the currencies used in the Operations (local currencies) with respect to the presentation currency of the financial statements through a sensitivity analysis on total assets, total liabilities and net equity in local currency.

	USD/CLP	BRL/CLP	ARS/CLP	PGY/CLP
Exchange rate variation at reporting date	981.71	8.5%	5.5%	10.1%

	Brazil	Argentina	Paraguay
	ThCh$	ThCh$	ThCh$
Total assets	992,088,707	418,570,427	407,413,600
Total liabilities	599,142,080	157,252,542	63,889,743
Net investment	392,946,627	261,317,885	343,523,857
Share on income	28.9%	21.7%	9.2%

	BRL/CLP	ARS/CLP	PGY/CLP
-10% variation impact on currency translation
Variation impact on results	(1,896,945)	(394,445)	(1,565,454)
Variation impact on equity	(39,381,823)	(23,756,171)	(32,128,529)

The above scenario represents the exchange rate sensitivity of minus 10% over the actual exchange rates at the reporting date, impacting the translation of local currencies to the presentation currency of the Group's financial statements, and how it would impact the results and equity of the different Operations.

Net exposure of assets and liabilities in foreign currency

This risk stems mostly from carrying liabilities in US dollar, so the volatility of the US dollar with respect to the functional currency of each country generates a variation in the valuation of these obligations, with consequent effect on results.

In order to protect the Company from the effects on income resulting from the volatility of the Brazilian Real and the Chilean Peso against the U,S, dollar, the Company maintains derivative contracts (cross currency swaps) to cover almost 100% of US dollar-denominated financial liabilities.

By designating such contracts as hedging derivatives, the effects on income for variations in the Chilean Peso and the Brazilian Real against the US dollar, are mitigated annulling its exposure to exchange rates.

b) Exposure of assets purchased or indexed to foreign currency

This risk originates from purchases of raw materials and investments in Property, plant and equipment, whose values are expressed in a currency other than the functional currency of the subsidiary. Changes in the value of costs or investments can be generated through time, depending on the volatility of the exchange rate.

In order to minimize this risk, the Company maintains a currency hedging policy stipulating that it is necessary to enter into foreign currency derivatives contracts to lessen the effect of the exchange rate over cash expenditures expressed in US dollars, corresponding mainly to payment to suppliers of raw materials in each of the operations. This policy stipulates up to 12-month forward horizon.

Commodities risk

The Company is subject to the risk of price fluctuations in the international markets mainly for sugar, PET resin and aluminum, which are inputs used to produce beverages and containers, which together account for 35% to 40% of operating costs. Procurement and anticipated purchase contracts are made frequently to minimize and/or stabilize this risk. To minimize this risk or stabilize often supply contracts and anticipated purchases are made when market conditions warrant.

Liquidity risk

The products we sell are mainly paid for in cash and short-term credit; therefore, the Company´s main source of financing comes from the cash flow of our operations. This cash flow has historically been sufficient to cover the investments necessary for the normal course of our business, as well as the distribution of dividends approved by the General Shareholders’ Meeting. Should additional funding be required for future geographic expansion or other needs, the main sources of financing to consider are: (i) debt offerings in the Chilean and foreign capital markets (ii) borrowings from commercial banks, both internationally and in the local markets where the Company operates; and (iii) public equity offerings.

The following table presents an analysis of the Company’s committed maturities for liability payments throughout the coming years:

	Payments on the year of maturity
Item	1 year	More than 1 up to 2	More than 2 up to 3	More than 3 up to 4	More than 5
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bank debt	8,177,877	-	9,444,232	4,040,444	-
Bonds payable	23,495,664	17,409,130	11,531,545	5,058,208	991,923,201
Lease obligations	9,266,474	5,148,091	5,132,146	2,979,297	7,373,333
Contractual obligations (1)	115,592,632	19,354,601	18,434,887	18,072,556	11,588,777
Total	156,532,647	41,911,822	44,542,810	30,150,505	1,010,885,311

(1)	Agreements that the Andina Group has with collaborating entities for its operation, which are mainly related to contracts entered into to supply products and/or support services in information technology services, commitments of the company with its franchisor to make investments or expenses related to the development of the franchise, support services to personnel, security services, maintenance services of fixed assets, purchase of inputs for production, among others.

25 – EXPENSES BY NATURE

Other expenses by nature are:

	01.01.2024	01.01.2023
Description	03.31.2024	03.31.2023
	ThCh$	ThCh$
Direct production costs	(399,440,903)	(363,263,559)
Payroll and employee benefits	(115,430,059)	(92,847,642)
Transportation and distribution	(60,930,400)	(62,867,615)
Advertisement	(12,386,646)	(11,157,859)
Depreciation and amortization	(35,816,660)	(29,133,739)
Repairs and maintenance	(12,953,739)	(7,418,208)
Other expenses	(43,083,658)	(34,866,679)
Total (1)	(680,042,065)	(603,519,281)

(1)	Corresponds to the addition of cost of sales, administrative expenses and distribution costs.

26 – OTHER INCOME

Other income by function is detailed as follows:

	01.01.2024	01.01.2023
Description	03.31.2024	03.31.2023
	ThCh$	ThCh$
Gain due to disposal of Property, plant and equipment	107,662	11,067
Others	249,423	179,209
Total	357,085	190,276

(1) Restitution of credits for the payment of coffee quota (cota café)

27 – OTHER EXPENSES BY FUNCTION

Other expenses by function are detailed as follows:

	01.01.2024	01.01.2023
Description	03.31.2024	03.31.2023
	ThCh$	ThCh$
Contingencies and non-operating fees	(5,716,299)	(2,773,351)
Tax on bank debits	(1,737,476)	(1,712,062)
Write-offs, disposals and loss (gain) on sale of property, plant and equipment	(198,470)	-
Others	(1,689,624)	(85,649)
Total	(9,341,869)	(4,571,061)

28 – FINANCIAL INCOME AND EXPENSES

Financial income and costs are detailed as follows:

a)	Financial income

	01.01.2024	01.01.2023
Description	03.31.2024	03.31.2023
	ThCh$	ThCh$
Interest income	8,872,295	9,990,357
Ipiranga purchase warranty restatement	12,987	11,020
From PIS credit and COFINS (1)	-	133,014
Other financial income (2)	(4,926,492)	1,494,594
Total	3,958,790	11,628,985

(1)	See Note 6 for more information on recovery.
(2)	Lower income of ThCh$ 5,968,742 (loss) from valuation of instruments (BOPREAL).

b)	Financial expenses

	01.01.2024	01.01.2023
Description	03.31.2024	03.31.2023
	ThCh$	ThCh$
Bond interest	(13,091,405)	(12,508,918)
Bank loan interest	(78,738)	(99,257)
Lease interest	(819,505)	(550,366)
Other financial costs	(1,571,761)	(758,022)
Total	(15,561,409)	(13,916,563)

29 – OTHER (LOSSES) GAINS

Other (losses) gains are detailed as follows:

	01.01.2024	01.01.2023
Description	03.31.2024	03.31.2023
	ThCh$	ThCh$
Other gains and losses	-	(18)
Total	-	(18)

30 – EXCHANGE DIFFERENCE

Exchange differences are detailed as follows:

	01.01.2024	01.01.2023
Description	03.31.2024	03.31.2023
	ThCh$	ThCh$
Generated by suppliers	(1,848,025)	(3,616,617)
Generated by financial assets	1,601,681	(1,116,517)
Generated by financial liabilities	383,129	(447,270)
Other	(444,266)	677,433
Total	(307,481)	(4,502,971)

31 - LOCAL AND FOREIGN CURRENCY

Local and foreign currency balances are the following:

CURRENT ASSETS	03.31.2024	12.31.2023
	ThCh$	ThCh$
Cash and cash equivalent	301,523,107	303,683,683
USD	23,544,467	9,462,829
EUR	292,278	437,604
CLP	93,324,651	140,758,085
BRL	116,655,302	96,214,729
ARS	3,789,933	18,340,987
PGY	63,916,476	38,469,449

Other current financial assets	69,265,420	67,285,793
CLP	68,879,662	66,587,339
BRL	324,949	13,897
ARS	27,839	684,557
PGY	32,970	-

Other non-current financial assets	33,042,335	19,311,851
USD	5,301,985	174,579
EUR	21,498	615,636
UF	1,224,201	1,196,729
CLP	4,395,863	6,353,138
BRL	3,567,799	3,213,978
ARS	13,185,237	3,531,840
PGY	5,345,752	4,225,951

Trade debtors and other accounts payable	265,777,716	298,892,164
USD	3,543,726	3,511,802
EUR	1,351	1,233
UF	964,072	1,030,138
CLP	157,121,675	182,395,110
BRL	73,065,495	79,993,377
ARS	22,818,890	23,712,111
PGY	8,262,507	8,248,393

Accounts receivable related entities	11,643,869	16,161,318
CLP	11,413,420	14,736,546
BRL	-	1,223,699
ARS	-	-
PGY	230,449	201,073

Inventory	257,453,254	233,053,160
CLP	105,442,903	106,204,544
BRL	68,680,410	64,808,180
ARS	64,754,281	38,277,180
PGY	18,575,660	23,763,256

Current tax assets	47,561,280	43,383,058
USD	3,360,608	6,253,451
CLP	11,467,750	6,213,032
BRL	32,732,922	30,643,656
ARS	-	272,919

Total current assets	986,266,981	981,771,027
USD	35,750,786	19,402,661
EUR	315,127	1,054,473
UF	2,188,273	2,226,867
CLP	452,045,924	523,247,794
BRL	295,026,877	276,111,516
ARS	104,576,180	84,819,594
PGY	96,363,814	74,908,122

NON-CURRENT ASSETS	03.31.2024	12.31.2023
	ThCh$	ThCh$
Other non-current assets	94,039,657	93,316,339
USD	21,677,663	19,030,656
UF	1,216,865	1,216,865
CLP	52,547,159	53,832,722
BRL	-	7,935,524
ARS	18,597,970	11,300,572

Other non-current, non-financial assets	63,587,540	59,412,482
USD	955,749	609,042
UF	21,065	17,154
CLP	55,397	55,397
BRL	58,649,234	55,660,553
ARS	1,871,526	1,338,592
PGY	2,034,569	1,731,744

Non-current accounts receivable	364,674	371,401
UF	219,110	225,323
CLP	50,664	51,752
ARS	4,592	136
PGY	90,308	94,190

Non-current accounts receivable related entities	108,021	108,021
CLP	108,021	108,021

Investments accounted for using the equity method	95,615,269	91,799,267
CLP	49,979,096	49,790,788
BRL	45,636,173	42,008,479

Intangible assets other than goodwill	733,981,496	695,926,565
CLP	3,959,421	3,959,421
BRL	313,509,557	312,908,478
ARS	211,710,947	195,313,156
PGY	8,291,034	5,269,949
	196,510,537	178,475,561
Goodwill
CLP	149,811,813	122,103,802
BRL	9,523,768	9,523,767
ARS	78,966,340	72,810,771
PGY	52,979,952	32,193,085
	8,341,753	7,576,179
Property, plant and equipment
EUR	995,415,064	872,388,811
UF	2,913,691	2,429,848
CLP	11,316,009	11,316,009
BRL	359,125,934	353,146,598
ARS	302,099,137	277,936,537
PGY	227,565,429	140,055,748
	92,394,864	87,504,071
Deferred tax assets
CLP	4,665,239	4,323,174
PGY	2,734,814	2,592,024
	1,930,425	1,731,150
Total non-current assets
USD	2,137,588,773	1,939,749,862
EUR	26,592,833	23,599,119
UF	2,913,691	2,429,848
CLP	12,773,049	12,775,351
BRL	787,634,410	782,009,547
ARS	697,061,831	651,665,020
PGY	309,310,503	190,158,082
	301,302,456	277,112,895

	03.31.2024			12.31.2023
CURRENT LIABILITIES	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other current financial liabilities	17,428,360	36,743,146	54,171,506	16,062,851	36,934,150	52,997,001
USD	554,556	3,489,231	4,043,787	342,000	5,444,143	5,786,143
EUR	36,225	113,803	150,028	32,709	90,988	123,697
UF	13,154,567	9,300,512	22,455,079	13,753,586	13,044,881	26,798,467
CLP	305,050	15,688,035	15,993,085	899,930	11,384,709	12,284,639
BRL	726,056	2,277,286	3,003,342	685,038	2,829,430	3,514,468
ARS	2,651,906	2,078,461	4,730,367	349,588	1,804,522	2,154,110
PGY	-	1,647,460	1,647,460	-	1,482,060	1,482,060
CHF	-	2,148,358	2,148,358	-	853,417	853,417

Trade accounts payable and other accounts payable, current	352,027,483	21,854,969	373,882,452	404,557,957	24,354,027	428,911,984
USD	37,955,824	506,163	38,461,987	37,085,189	2,156,901	39,242,090
EUR	4,335,738	470,266	4,806,004	5,285,606	297,386	5,582,992
UF	3,313,051	96,291	3,409,342	3,430,102	302,021	3,732,123
CLP	126,398,406	20,123,168	146,521,574	166,250,228	21,597,719	187,847,947
BRL	126,492,587	-	126,492,587	129,596,874	-	129,596,874
ARS	41,197,951	659,081	41,857,032	45,129,973	-	45,129,973
PGY	12,333,926	-	12,333,926	17,779,985	-	17,779,985
Other currencies	-	-	-	-	-	-

Accounts payable to related companies, current	109,126,257	-	109,126,257	96,045,624	-	96,045,624
CLP	40,072,592	-	40,072,592	39,175,392	-	39,175,392
BRL	41,706,180	-	41,706,180	40,225,863	-	40,225,863
ARS	16,896,710	-	16,896,710	8,031,621	-	8,031,621
PGY	10,450,775	-	10,450,775	8,612,748	-	8,612,748

Other current provisions	1,420,277	301,697	1,721,974	127,229	1,186,877	1,314,106
CLP	1,420,277	250,067	1,670,344	127,229	1,139,985	1,267,214
PGY	-	51,630	51,630	-	46,892	46,892

Current tax liabilities	11,899,867	15,396,119	27,295,986	7,700,127	5,711,494	13,411,621
CLP	2,755,926	26,899	2,782,825	2,440,280	23,458	2,463,738
BRL	9,143,941	-	9,143,941	5,259,847	-	5,259,847
ARS	-	11,492,380	11,492,380	-	4,143,057	4,143,057
PGY	-	3,876,840	3,876,840	-	1,544,979	1,544,979

Current employee Benefit provisions	27,874,949	12,436,596	40,311,545	47,674,090	10,143,710	57,817,800
CLP	7,520,891	766,151	8,287,042	5,769,075	8,867,752	14,636,827
BRL	19,648,051	-	19,648,051	28,791,559	-	28,791,559
ARS	706,007	10,519,870	11,225,877	13,113,456	-	13,113,456
PGY	-	1,150,575	1,150,575	-	1,275,958	1,275,958

Other current non-financial liabilities	9,264,541	293,422	9,557,963	2,364,699	40,008,461	42,373,160
CLP	9,259,679	47,997	9,307,676	2,360,088	39,785,560	42,145,648
ARS	4,862	-	4,862	4,611	-	4,611
PGY	-	245,425	245,425	-	222,901	222,901

Total current liabilities	529,041,734	87,025,949	616,067,683	574,532,577	118,338,719	692,871,296
USD	38,510,380	3,995,394	42,505,774	37,427,189	7,601,044	45,028,233
EUR	4,371,963	584,069	4,956,032	5,318,315	388,374	5,706,689
UF	16,467,618	9,396,803	25,864,421	17,183,688	13,346,902	30,530,590
CLP	187,732,821	36,902,317	224,635,138	217,022,222	82,799,183	299,821,405
BRL	197,716,815	2,277,286	199,994,101	204,559,181	2,829,430	207,388,611
ARS	61,457,436	24,749,792	86,207,228	66,629,249	5,947,579	72,576,828
PGY	22,784,701	6,971,930	29,756,631	26,392,733	4,572,790	30,965,523
CHF	-	2,148,358	2,148,358	-	853,417	853,417
Other currencies	-	-	-

	03.31.2024				12.31.2023
NON CURRENT LIABILITIES	More than 1 year up to 3	More than 3 and up to 5	More than 5 years	Total	More than 1 year up to 3	More than 3 and up to 5	More than 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other non-current financial liabilities	40,487,344	212,548,907	803,445,317	1,056,481,568	39,864,902	203,951,623	800,509,308	1,044,325,833
USD	1,862,906	1,734,886	291,490,994	295,088,786	1,509,143	1,203,965	259,130,959	261,844,067
EUR	344,743	395,437	427,174	1,167,354	323,054	357,058	446,054	1,126,166
UF	32,405,025	12,143,112	487,867,158	532,415,295	32,606,024	12,349,672	486,381,343	531,337,039
CLP	-	8,500,000	22,237,214	30,737,214	-	8,500,000	52,449,925	60,949,925
BRL	5,872,526	6,331,030	1,422,777	13,626,333	5,421,424	5,778,555	2,101,027	13,301,006
ARS	2,144	-	-	2,144	5,257	-	-	5,257
CHF	-	183,444,442	-	183,444,442	-	175,762,373	-	175,762,373

Accounts payable, non-current	2,348,968	-	-	2,348,968	2,392,555	-	-	2,392,555
CLP	2,321,737	-	-	2,321,737	2,392,555	-	-	2,392,555
ARS	27,231			27,231	-	-	-	-

Accounts payable related companies	6,495,932	-	-	6,495,932	6,007,041	-	-	6,007,041
BRL	6,495,932	-	-	6,495,932	6,007,041	-	-	6,007,041

Other provisions, non-current	602,319	59,392,697	-	59,995,016	490,107	52,997,683	-	53,487,790
BRL	-	59,392,697	-	59,392,697	-	52,997,683	-	52,997,683
ARS	602,319	-	-	602,319	490,107	-	-	490,107

Deferred tax liabilities	130,867,630	54,079,417	20,879,861	205,826,908	113,608,651	47,772,196	19,089,372	180,470,219
CLP	96,135,372	-	1,217,521	97,352,893	94,801,758	-	1,231,565	96,033,323
BRL	-	54,079,417	-	54,079,417	-	47,772,196	-	47,772,196
ARS	34,732,258	-	-	34,732,258	18,806,893	-	-	18,806,893
PGY	-	-	19,662,340	19,662,340	-	-	17,857,807	17,857,807

Non-current employee benefit provisions	14,842,816	274,898	2,689,516	17,807,230	15,499,538	249,254	2,725,154	18,473,946
CLP	14,057,687	274,898	2,689,516	17,022,101	14,799,923	249,254	2,725,154	17,774,331
ARS	5,528	-	-	5,528	5,242	-	-	5,242
PGY	779,601	-	-	779,601	694,373	-	-	694,373

Other non-financial liabilities	-	3,045,756	-	3,045,756	-	2,506,795	-	2,506,795
BRL	-	3,045,756	-	3,045,756	-	2,506,795	-	2,506,795
ARS	-	-	-	-	-	-	-	-

Total non-current liabilities	195,645,009	329,341,675	827,014,694	1,352,001,378	171,855,753	307,477,551	828,330,875	1,307,664,179
USD	1,862,906	1,734,886	291,490,994	295,088,786	1,509,143	1,203,965	259,130,959	261,844,067
EUR	344,743	395,437	427,174	1,167,354	323,054	357,058	446,054	1,126,166
UF	32,405,025	12,143,112	487,867,158	532,415,295	32,606,024	12,349,672	486,381,343	531,337,039
CLP	112,514,796	8,774,898	26,144,251	147,433,945	111,994,236	8,749,254	56,406,644	177,150,134
BRL	12,368,458	122,848,900	1,422,777	136,640,135	11,428,465	109,055,229	2,101,027	122,584,721
ARS	35,369,480	-	-	35,369,480	19,307,499	-	-	19,307,499
PGY	779,601	-	19,662,340	20,441,941	694,373	-	17,857,807	18,552,180
CHF	-	183,444,442	-	183,444,442	-	175,762,373	-	175,762,373

32 – ENVIRONMENT (Non-audited)

The Company has made disbursements for industrial process improvements, industrial waste flow measurement equipment, laboratory analysis, consulting on environmental impacts and other studies.

The detail of these disbursements by country is as follows:

	2024 period		Future commitments
	Charged to	Charged to	To be charged to	To be charged to
Countries	expenses	fixed assets	expenses	fixed assets
	ThCh$	ThCh$	ThCh$	ThCh$
Chile	815,658	-	-	-
Argentina	72,126	-	344	-
Brazil	620,426	13,450	2,640,825	13,450
Paraguay	55,721	-	-	-
Total	1,563,931	13,450	2,641,169	13,450

33 – SUBSEQUENT EVENTS

No other events have occurred subsequent to March 31, 2024, that may significantly affect the Company's consolidated financial position.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By:	/s/ Andrés Wainer
Name: Andrés Wainer
Title: Chief Financial Officer

Santiago, May 08, 2024